--------------------------                             -------------------------
CUSIP NO. 593261-10-0                                      Page 1 of 9 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        MIAMI COMPUTER SUPPLY CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   593261-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Timothy B. Matz, Esq.
                            Jeffrey A. Koeppel, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
-------------------------------------------------------------------------------

              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1996
-------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 9 Pages

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CUSIP NO. 593261-10-0                                      Page 2 of 9 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Albert L. Schwarz Family Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                  (b)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     158,400
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     -0-
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     158,400
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     158,400
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

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CUSIP NO. 593261-10-0                                      Page 3 of 9 Pages
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--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Albert L. Schwarz
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                    (b)[ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]

      Not Applicable
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      35,655
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
      -0-
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      35,655
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,655
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.05%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

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CUSIP NO. 593261-10-0                                      Page 4 of 9 Pages
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Item 1.  Security and Issuer

     This Statement relates to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, a company organized under the laws of Ohio (the "Issuer"). The address of the Issuer's principal executive office is 4750 Hempstead Station, Dayton, Ohio 45429.

Item 2.  Identity and Background

(a) The persons filing this Statement are the Albert L. Schwarz Family Limited Partnership and Mr. Albert L. Schwarz. Albert L. Schwarz is the Trustee of the Albert L. Schwarz Family Trust which is the general partner of the Albert L. Schwarz Family Limited Partnership. The Albert L. Schwarz Family Limited Partnership and Albert L. Schwarz are the "reporting persons" herein.

(b) The business address of the Albert L. Schwarz Family Limited Partnership is 453 Rolling Timber Trial, Kettering, Ohio 45429. The business address of Albert L. Schwarz is 4750 Hempstead Station, Dayton, Ohio 45429.

(c) The Albert L. Schwarz Family Limited Partnership is an Ohio limited partnership, the general partner of which is the Albert L. Schwarz Family Trust, an inter vivos revocable Ohio trust, of which Albert L. Schwarz is the trustee. Albert L. Schwarz is President and Director of Miami Computer Supply Corporation, the Issuer.

(d) During the past five years, neither Albert L. Schwarz nor the Albert L. Schwarz Family Limited Partnership has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Albert L. Schwarz nor the Albert L. Schwarz Family Limited Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      Albert L. Schwarz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the number of shares with respect to which the Albert L. Schwarz Family Limited Partnership may be deemed to be the beneficial owner is 158,400 shares of Common Stock which were gifted thereto by the Albert
L. Schwarz Family Trust on December 1, 1995. The aggregate cost of such shares was $0.

         As of the date hereof, the number of shares with respect to which Albert L. Schwarz may be deemed to be the beneficial owner is 35,655 shares of Common Stock which were purchased in private transactions. The aggregate cost of the purchased shares was $155,184.00.

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CUSIP NO. 593261-10-0                                      Page 5 of 9 Pages
--------------------------                             -------------------------


     The funds used by Albert L. Schwarz to purchase shares of Common Stock have come from Mr. Schwarz's personal funds, which include cash and cash equivalents on hand and in banks.

     As separate entities, the Albert L. Schwarz Family Limited Partnership and Albert L. Schwarz do not meet or exceed the 5.0% beneficial threshold as set forth in Regulation 13D of the Securities Exchange Act of 1934, as amended. When aggregated, however, the combined number of shares beneficially owned by the entities exceeds the Regulation 13D threshold. Mr. Schwarz is the Trustee of the Albert L. Schwarz Family Trust, the general partner of the Albert L. Schwarz Family Limited Partnership. However, Mr. Schwarz is not a limited or general partner of the Albert L. Schwarz Family Limited Partnership and accordingly disclaims any and all beneficial ownership of the shares owned by the Albert L. Schwarz Family Limited Partnership. The Albert L. Schwarz Family Limited Partnership disclaims any and all beneficial ownership of the shares owned by Albert L. Schwarz.

Item 4.  Purpose of Transaction

     The reporting persons filing this Statement have acquired the shares of Common Stock owned by such persons for investment purposes. The reporting persons have no present intent to or have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, in the future, the reporting persons filing this Statement may determine to acquire additional shares of the Common Stock (or other securities of the Issuer), from time to time, or the reporting persons may determine to dispose of all or some of their acquired shares of Common Stock, subject to their agreement with Friedman, Billings, Ramsey & Co., Inc. (the "Underwriter") which requires that such shares not be sold before August 6, 1997 without the consent of the Underwriter and to applicable securities laws which limit the sale of such Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

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CUSIP NO. 593261-10-0                                      Page 6 of 9 Pages
--------------------------                             -------------------------


Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, the Albert L. Schwarz Family Limited Partnership may be deemed to be the beneficial owner of an aggregate of 158,400 shares of Common Stock, which constitutes approximately 4.7% of the 3,388,000 shares of Common Stock of the Issuer which the Albert L. Schwarz Family Limited Partnership believes to be the total number of Common Stock outstanding as of November 11, 1996, the date of the Issuer's final Prospectus.

         Nothing contained herein shall be construed as an admission that the Albert L. Schwarz Family Limited Partnership is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by the Albert L. Schwarz Family Limited Partnership. Except as described herein, to the best knowledge of the Albert L. Schwarz Family Limited Partnership, there is no person who may be deemed to comprise a group with the Albert L. Schwarz Family Limited Partnership.

         As of the date hereof, Albert L. Schwarz may be deemed to be the beneficial owner of an aggregate of 35,655 shares of Common Stock, which constitutes 1.05% of the 3,388,000 shares of Common Stock of the Issuer which Albert L. Schwarz believes to be the total number of Common Stock outstanding as of November 11, 1996, the date of the Issuer's final Prospectus. The directly owned shares of Common Stock are held by Albert L. Schwarz in a personal account.

         Nothing contained herein shall be construed as an admission that Albert
         L. Schwarz is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by Albert L. Schwarz. Except as described herein, to the best knowledge of Albert L. Schwarz, there is no person who may be deemed to comprise a group with Albert L. Schwarz.

     (b) The Albert L. Schwarz Family Limited Partnership has the sole power to vote and the sole power to dispose of the 158,400 shares of Common Stock owned by it as of November 11, 1996. Albert L. Schwarz is the Trustee of the Albert L. Schwarz Family Trust which is the general partner of the Albert L. Schwarz Family Limited Partnership and, as much, may be deemed to have voting and dispositive power over the shares of Common Stock owned by the Albert L. Schwarz Family Limited Partnership.

         Albert L. Schwarz has the sole power to vote and the sole power to dispose of the 35,655 shares of Common Stock owned by him as of November 11, 1996.

     (c) Except for Albert L. Schwarz who purchased 18,055 shares of the Issuer's Common Stock in the initial public offering on November 12, 1996, the reporting persons filing this Statement have not effected any transactions in the Common Stock within the past 60 days.

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CUSIP NO. 593261-10-0                                      Page 7 of 9 Pages
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     (d) No persons other than the reporting persons filing this Statement have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than (i) the fact that Albert L. Schwarz is the Trustee of the Schwarz Family Trust which is the general partner of the Albert L. Schwarz Family Limited Partnership which provides to Mr. Schwarz the power to vote and dispose of the shares of Common Stock held in the Albert L. Schwarz Family Limited Partnership, and (ii) the participation of Albert L. Schwarz in the Issuer's 1996 Stock Option Plan, as of the date of this Statement, the reporting persons filing this Statement are not parties to any other contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.     Material to be Filed as Exhibits

Exhibit  A - The Albert L. Schwarz Family Limited Partnership Agreement.


Exhibit  B - The Albert L. Schwarz Family Trust.

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CUSIP NO. 593261-10-0                                      Page 8 of 9 Pages
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                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





By:    /s/ Albert L. Schwarz
      __________________________________________________________

      Albert L. Schwarz, on behalf of the Schwarz Family Limited
      Partnership, The Albert L. Schwarz Family Trust, General
      Partner, Albert L. Schwarz, Trustee



Date:   November 19, 1996

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CUSIP NO. 593261-10-0                                      Page 9 of 9 Pages
--------------------------                             -------------------------


                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





By:  /s/ Albert L. Schwarz
     ___________________________
         Albert L. Schwarz



Date:   November 19, 1996

                                                                      Exhibit A




THE LIMITED PARTNER INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO LIMITED PARTNER INTEREST MAY BE OFFERED FOR SALE, SOLD DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED TO ANY PERSON OTHER THAN THE PARTNERSHIP IN ABSENCE OF REGISTRATION, QUALIFICATION, OR AN EXEMPTION THEREFROM. IN ENTERING INTO THIS AGREEMENT, A LIMITED PARTNER HAS BEEN PROVIDED WITH, AND HAS REVIEWED, ALL INFORMATION AND MATERIALS CONCERNING THE PARTNERSHIP, AND ITS BUSINESS AND OPERATIONS, DEEMED NECESSARY BY A LIMITED PARTNER.

---------------------------------------------------------------------

                          LIMITED PARTNERSHIP AGREEMENT

                       SCHWARZ FAMILY LIMITED PARTNERSHIP

                           an Ohio Limited Partnership


                  This Limited Partnership Agreement ("Agreement") is executed this 28th day of December, 1995, by and between Albert L. Schwarz, Trustee, The Albert L. Schwarz Family Trust, as General Partner, and Albert L. Schwarz and Mary C. Schwarz as Limited Partners.


                                    ARTICLE I

                     FORMATION OF LIMITED PARTNERSHIP; NAME;
                           PRINCIPAL PLACE OF BUSINESS

                  1.1. Formation. This Partnership is formed pursuant to the provisions of the Revised Uniform Limited Partnership Act as adopted by the State of Ohio. The Partners shall execute and cause to be recorded a Certificate of Limited Partnership and any additional documents as may be necessary or appropriate to form a limited partnership pursuant to the laws of the State of Ohio and any jurisdiction in which the Partnership conducts its business.

                  1.2. Name. The name of the Partnership is the Schwarz Family Limited Partnership, an Ohio Limited Partnership.

                  1.3. Principal Place of Business. The principal place of business of the Partnership shall be at 453 Rolling Timber Trail, Kettering, Montgomery County, Ohio. The business of the Partnership may also be conducted at such other or additional place or places as may be designated by the General Partner, provided the Limited Partners are notified of each such alternate or additional office.

                  1.4. Title to Partnership Assets. The General Partner will be permitted to register or take title to partnership assets (1) in the name of the Partnership, or (2) in the name of any General Partner as trustee or nominee for the Schwarz Family Limited Partnership with or without disclosing the identity of his or her or its principal, or (3) to permit the registration of securities in "street name" under a custodial arrangement with an established securities brokerage firm, trust department or other custodian.

                  1.5. Definitions. All capitalized words and phrases in this Agreement shall have the meanings parenthetically assigned to them herein or the meanings assigned thereto in Exhibit A attached to this Agreement.


                                   ARTICLE II

                             PURPOSES OF PARTNERSHIP

                  2.1. General Purpose. The Partnership may conduct any lawful act or activity permitted under the laws of the state of Ohio and in any other state or nation in which it may have a business or investment interest. The Partnership, acting by and through its authorized representative(s), may acquire, hold, rent, lease, sell, convey, exchange, convert, improve, repair, manage, create, control, and invest and reinvest the funds of the Partnership in real and personal property (both tangible and intangible), including property acquired "subject to" or "in assumption of" an existing indebtedness or property acquired in whole or in part for the promissory obligation of the Partnership. Investments may include the acquisition of and the exercise of options to purchase real and personal property. The Partnership may make any payment, receive any money, take any action, and make, execute, deliver and receive any contract, deed, instrument or document which may be considered necessary or advisable to exercise any of the powers conferred hereunder or to carry into effect any provisions herein contained and which in the judgement of the authorized representative of the Partnership are necessary or prudent for the proper administration and conservation of the investments of the Partnership. The Partnership, acting by and through its authorized representative(s), will have the authority to lend, borrow, lease, sell, and purchase property, including undivided fractional interests in property, and upon such terms and conditions as are reasonably prudent under the facts and circumstances then existing. The Partnership will have the authority to guarantee the promissory obligations of others with or without charging a fee therefor.

                  2.2. Specific Powers. Without limiting the general authority given above in Section 2.1 hereof, the Partnership will have the authority to hold, acquire and sell as investment property:

                           (a) Publicly traded securities, including stocks,
                  bonds, warrants, futures, mutual funds, partnerships, real estate investment trusts, diversified asset funds, including international investments and investment funds.

                           (b) Interests in a closely held corporation,
                  partnership, limited liability company or trust, whether registered or not registered for public sale, including any corporation, partnership, limited partnership, limited liability company, investment trust, or other entity, this authority to further include: the acquisition of a general partnership interest or limited partnership interest, the execution of a partnership agreement in the capacity of a general partner or as a limited partner, participation as a member of a joint venture, or participation in any other form of syndication for investment.

                           (c) Obligations of the United States government or of
                  any foreign government.

                           (d) Cash deposits, money market funds, brokerage
                  company investment and money market accounts, certificates of deposit, savings accounts and checking accounts, without limitation as to the location of the account or depository.

                           (e) Promissory notes, secured and unsecured,
                  including mortgage notes purchased at a discount.

                           (f) Land, improved and unimproved, whether presently
                  income producing or held for potential appreciation in value.

                           (g) Land, building and equipment leases.

                           (h) Minerals, mineral rights and working interests in
                  mineral producing property or property held for future development.

                           (i) Equipment, implements, stock in trade, leasehold
                  improvements, and livestock.

                           (j) Annuities and insurance policies (including life
                  insurance policies).

                  In addition to the broad investment powers granted hereunder and without in any way limiting these powers, the Partnership, acting by its authorized representative(s), may with respect to real property of any kind, wheresoever located, sell, convey, release, mortgage, encumber, lease, partition, improve, manage, protect, and subdivide such property or any interest therein or parts thereof and may dedicate for public use or vacate any subdivision or parts thereof. The Partnership is also authorized to re-subdivide, contract to sell, grant options to purchase, sell on any terms, convey, mortgage, pledge, or otherwise encumber such property, or any part thereof, from time to time, in possession or reversion, by leases to commence either presently or at some future time, and upon any terms and for any period or periods of time including a term beyond the duration of this Agreement, and to renew leases and options to purchase the whole or any part of any reversion.

                  These powers include the power to purchase or lease rights for the exploration for and the removal of gas, oil and all other minerals. The Partnership may likewise partition or exchange real property, or any part thereof, for other real or personal property, grant easements or charges of any kind, release, convey or assign any right, title or interest in or about an easement appurtenant to the property alter, repair, add to or take from buildings on the premises, purchase or hold real property, improved or unimproved, or to act as trustee of any land trust of which the Partnership is a beneficiary, to convey title to the real estate subject to such land trust and to execute all documents pertaining to the property subject to such land trust and act in all matters regarding such trust, and execute assignments of all or any part of the beneficial interest in such land trusts.

                  The Partnership may serve as the general partner of a limited partnership. The Partnership may form or invest in a trust, partnership, corporation, or other organization in which it is a shareholder, partner, member, beneficiary, or owner, including trusts formed by the Partnership to acquire, own, manage, operate, sell, mortgage, and otherwise deal with the property of the partnership located in the jurisdiction of organization or located in another jurisdiction.

                  2.3 Formation of Trusts, Corporations, Partnership, Limited Liability Companies. The partnership, acting by its General Partner, is permitted and authorized to form, or to participate in the formation of, a trust (revocable or irrevocable), corporation, partnership, limited partnership, joint venture, and/or limited liability company, and to invest all or any part of the Partnership property in one or more trusts (revocable or irrevocable), partnerships, joint ventures, limited partnerships, corporations, limited liability companies and/or other entities which are intended to accomplish any one or more of the following objectives:

                           (a) The organization provides a greater protection to
                  the assets of the Partnership or protection of the Partnership and its Partners from operating liabilities incident to the conduct of a trade or business; and/or

                           (b) The organization provides for the convenient
                  management of property located in a jurisdiction other than the state in which the Partnership is formed; and/or

                           (c) The organization provides greater access to
                  investment opportunities, and to world-wide investment markets.

The Partnership (or in the alternative, the General Partner of the Partnership) may serve as the general partner of a limited partnership in which the Partnership has made (or intends to make or otherwise acquire) an investment.

                  An investment may be in a closely held corporation, partnership, limited partnership, joint venture, and/or limited liability company even though federal and state law restrictions, or contractual restrictions on ownership, transfer of interests, and liquidation contained in the governing instrument or instruments, may cause the ownership interest of the Partnership in a corporation, partnership, limited partnership or limited liability company to have a fair market value which is less than the fair market value of the assets contributed to the entity.

The formation of, or investment in, a trust (revocable or irrevocable), corporation, partnership, limited partnership, joint venture, and/or limited liability company is not restricted as to jurisdiction or duration.

The beneficiary of any trust created for the management and/investment of partnership property will be the Partnership.

                  2.4. Charitable Remainder Trusts, Lead Income Trusts, and Other Charitable Planning Opportunities. The Partnership may form, and/or contribute to one or more charitable remainder trusts created under Section 664 of the Internal Revenue Code, a charitable lead income trust created under Treas. Reg. Section 1.170A-6(c)(2)(i) and (ii); Treas. Reg. Section 25.2522(c)(2)(v) and (vi); Treas. Reg. Section 20.2055-2(e)(2)(v) and (vi), a
charitable foundation, a Section 509(a)(3) supporting organization, or any other charitable organization described in each of the following sections of the Internal Revenue Code: Section 170(b)(1)(A) [and, as an alternative, Section 170(b)(1)(E)]; Section 170(c); Section 2055(a); and Section 2522(a); and/or
Section 664 with regard to charitable remainder trusts.

                  In the case of a charitable remainder trust or charitable lead income trust, the beneficiary for the non-charitable term of the trust will be the Partnership.

                  If, and only as, permitted by the tax laws of the United States with regard to a termination of the Partnership prior to the expiration of the term of a charitable trust, the beneficiaries during the non-charitable term, or of the non-charitable remainder (in the case of a charitable lead income trust), will be the Partners of the Partnership at the time of its termination according to their percentages and rights of ownership determined at the time the Partnership terminates.

                  Contributions to, and/or the formation of, a charitable organization or trust will require the consent of at least seventy-five percent (75%) in interest of all Partners.


                                   ARTICLE III

                             TERM OF THE PARTNERSHIP

                  3.1. Term. The term of the Partnership shall commence upon the execution of this Partnership Agreement and shall continue in existence until December 31, 2029, unless the Partnership is sooner dissolved in accordance with the provisions of this Agreement or by operation of law.

                  3.2. Continuation after Expiration of Term. The Partnership shall continue from year to year as a general partnership following the expiration of the term of years above prescribed. Unless other determined by amendment to this Agreement, the general partnership and the rights of its partners will be governed by the laws of the state of Ohio.

                  The Partners may at any time renew and extend the term of the Partnership, as a limited partnership. If the Partners renew and extend prior to the expiration of the term of years above prescribed, the required vote to renew and extend is seventy-five percent (75%) in interest of all Partners, in which event the action will be binding on all Partners.

                  A vote to renew and extend the term of the Schwarz Family Limited Partnership, as a limited partnership, after the expiration of the term of years above prescribed will require the affirmative consent of all Partners. In the absence of unanimous affirmative consent, those Partners who wish to continue may do so with full rights to reconstitute and continue this Partnership. Those Partners who do not consent may withdraw as Partners.

                  Absent unanimous consent to reconstitute the Partnership as a limited partnership, if the action to renew occurs after the expiration of the term of years above prescribed, the liquidation provisions in Section 14.2 of this Agreement shall apply as if the Partnership dissolved and is then reconstituted as a limited partnership by the remaining partners who wish to continue.


                                   ARTICLE IV

                 CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS

                  4.1. Initial Capital Contributions and Percentage Interests. The Partners, their initial capital contributions and their units or percentages of ownership are as identified on Exhibit B attached hereto. The Partnership, acting by its General Partner, will be obligated to maintain a correct record of all Partners and the ownership interests of each Partner, together with amended and revised schedules of ownership caused by the addition of Partners and changes of ownership.

                  The Partnership, acting by its General Partner, or in the alternative, all Partners by vote of at least seventy-five percent (75%) in interest, will have the authority to adjust or reallocate the units or percentages of ownership of all Partners based upon the balance of each partner's capital account in relationship to the total of all the capital accounts of all Partners. The reallocation of ownership percentages or units of ownership is to be determined by dividing the balance of each Partner's capital account by the total of all of the capital accounts.

                  4.2. Additional Capital. The Partnership, acting by its General Partner, will have the authority to "call" on the Partners to contribute additional capital when: (1) additional capital is reasonably needed to pay existing or anticipated expenses of operation and administration; debt service for any amounts borrowed by the partnership; insurance and tax payments; the cost of acquiring, maintaining and selling property of the partnership; and, (2) the calls for capital are not discriminatory, that is, when all Partners, both general and limited, are required to contribute capital to the extent of each Partner's units of ownership or percentage interest in the Partnership. A required contribution of capital must be made within sixty (60) days from the date the call is made. Except to the extent required by this Section 4.2, no Partner shall be obligated to make any additional contributions.

                  If a Partner cannot, or does not, contribute capital in an amount equal to his, her, or its units or percentage interest in the Partnership, other Partners may pay the deficiency as an additional capital contribution. In each such case, the Partnership, acting by and through its General Partner, will have the authority to reallocate the units or percentages of ownership of all Partners, increasing the units of ownership or percentage interest of those who made contributions and decreasing the units of ownership or percentage interest of those who did not make a full contribution. The reallocation of ownership units or percentages is to be determined by dividing the balance of each Partner's capital account by the total of all of the capital accounts of all Partners.

                  No Partner shall be entitled to demand or receive the return of his capital contribution. Except as specifically provided herein, no interest or other return shall be paid on any capital contributions made to the Partnership.

                  4.3. Partnership Units. There are 100 units of ownership. The General Partner must own at least one unit of ownership. For example, if a Partner owns more than one unit of ownership, one unit of ownership may be classified as a general partnership unit and the remainder may be allocated to his, her or its ownership as limited partner insofar as state law permits a Partner to be both a general partner and a limited partner. The unit (or units, if more than one) of ownership held by a Partner as a general partner is non-transferable. The unit (or units, if more than one) classified as a general partnership unit (or units, if more than one) will revert to limited partnership units at such time as a partner ceases to serve as general partner for any reason.

                  A Limited Partner may not transfer legal or beneficial title to property of the Partnership unless, supported by an affidavit of fact, the Limited Partner acts pursuant to the limited authority prescribed by the laws of the state of Ohio relative to winding up of the Partnership in the absence of a qualified general partners.

                  4.4. Loans. The General Partner is authorized to cause the Partnership to borrow money upon terms as the General Partner determines, in his sole discretion, and to mortgage, pledge or hypothecate the assets of the Partnership in connection with these borrowings.


                                    ARTICLE V

                               PROFITS AND LOSSES

                  5.1. Definition of Profits and Losses. For all purposes of this Agreement, "profits" and "losses" shall mean the taxable income and loss of the Partnership as determined in accordance with the accounting methods followed by the Partnership for federal income tax purposes, but: (a) Partnership profits shall include any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses; and,
(b) if Partnership property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) or (g) of the Regulations, profits and losses shall be adjusted for items of depreciation, amortization, and gain or loss, as computed for tax purposes, so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code.

                  5.2. Distributive Shares. Except as otherwise provided in this
Article V, Profit and Loss, and each item thereof, shall be allocated to the Partners in accordance with their Percentage Interests.

                  5.3. Effect of Sale or Other Disposition or Varying of Partnership Interest. In the event a Partner sells or otherwise disposes of such Partner's interest in the Partnership, or if such interest in the Partnership otherwise varies during a fiscal year, income, gain, deduction, loss, and credit with respect to that fiscal year and allocable to such Partner's interest in the Partnership during that year shall be allocated among all the Partners who held varying interests during that year. This allocation shall be made in the manner provided for under Section 706 of the Code and the Regulations promulgated thereunder. If optional methods of allocating are provided by Section 706 of the Code and the Regulations promulgated thereunder, the General Partner, in his sole discretion, shall select the method to be utilized by the Partnership.

                                   ARTICLE VI

                                  DISTRIBUTIONS

                  6.1. Definition of Cash Flow. Cash flow shall be the net profit or net loss of the Partnership determined in accordance with tax accounting principles adjusted as follows:

                           (a) Depreciation of buildings, improvements and
                  personal property of any type shall not be considered a deduction.

                           (b) Principal payments on all loans, deeds of trust,
                  mortgages, conditional sales contracts and other indebtedness shall be considered a deduction.

                           (c) There shall be deducted such amount as the
                  General Partner determines is needed as a reasonable reserve required to conduct the Partnership business or to pay anticipated future expenses.

                           (d) Any other cash expenditures which have not been
                  deducted in determining net profits or net losses shall be considered a deduction.

                           (e) There shall be added other cash receipts of the
                  Partnership which have not been taken into account in determining net profits or net losses including, but not limited to, proceeds from any refinancing of Partnership loans.

                  6.2. Distributions of Cash Flow. At least once a year, the cash flow of the Partnership, if any, may be distributed to the Partners in accordance with their sharing ratios for determining the net profits and net losses of the Partnership.


                                   ARTICLE VII

                                CAPITAL ACCOUNTS

                  7.1. Creation. The Partnership shall create a separate "Capital Account" for each Partner and shall maintain the account in accordance with the capital accounting rules of Regulation Section 1.704-1(b)(2)(iv) as illustrated in Section 7.2 and 7.3 hereof.

                  7.2. Credits to Capital Accounts. Each Partner's Capital Account shall be credited with:

                           (a) all cash contributed by such Partner to the
                  Partnership and the fair market value of all property contributed by such Partner to the Partnership (net of liabilities which are secured by such contributed property that the Partnership is considered to assume or take subject to under Section 752 of the Code); and,

                           (b) allocations to such Partner of profits, or any
                  item thereof, under ARTICLE V of this Agreement.

                  All contributions taken into account hereunder shall be deemed to have occurred as of the last day of the calendar quarter in which such contribution was made.


                  7.3. Deductions from Capital Accounts. Each Partner's Capital Account shall be debited with:

                           (a) all cash distributed to such Partner and the fair
                  market value of all property distributed to such Partner (net of liabilities secured by such property distributed that such Partner is considered to assume or take subject to under
                  Section 752 of the Code);

                           (b) allocations to such Partner of losses (or any
                  item thereof) under ARTICLE V of this Agreement; and,

                           (c) such Partner's distributive share of expenditures
                  of the Partnership described in Section 705(a)(2)(B) of the Code, as further clarified in Section 1.704-1(b)(2)(iv)(i) of the Regulations.

                  The foregoing provisions and all other provisions of this Partnership Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704- 1(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner determines that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, then the General Partner may make such modification.

                  All distributions taken into account hereunder shall be deemed to have occurred as of the last day of the calendar quarter in which such distribution was made.

                                  ARTICLE VIII

                            ADMINISTRATIVE PROVISIONS

                  8.1. Exclusive Management of the Partnership. The General Partner shall have full and exclusive authority to manage and control the business of the Partnership. The General Partner shall have all of the rights and powers of a general partner as provided for in the Ohio Uniform Limited Partnership Act (Chapter 1782, Ohio Revised Code) and as otherwise provided by law, and any action taken by the General Partner shall constitute the act of and serve to bind the Partnership. In dealing with the General Partner acting on behalf of the Partnership, no person shall be required to inquire into the authority of the General Partner to bind the Partnership. The General Partner shall have personal liability for the obligations of the Partnership, except as may be specifically limited by the laws of the state of Ohio or any other jurisdiction in which the Partnership has qualified to do business. The Partnership must have at all times at least one General Partner. No more than three may serve as General Partner at the same time.

                  8.2. Specific Power of General Partner. The General Partner shall have the right, power, and authority to act in the name of and on behalf of the Partnership to do all things which, in the General Partner's judgment, are necessary or desirable to carry out the management duties and responsibilities. These rights, powers, and authority shall include, but shall not be limited to, the following:

                           (a) Expenditures. The General Partner may incur and
                  pay out of Partnership funds all reasonable costs, expenses, and obligations incurred on behalf of the Partnership.

                           (b) Employment of Agents. The General Partner may
                  employ and dismiss from employment any and all employees, agents, management firms, independent contractors, consultants, attorneys, and accountants, including any Partner or any affiliate of any Partner.

                           (c) Sale of Property. The General Partner may sell,
                  exchange, lease, or otherwise dispose of, or grant options for the sale, exchange, or other disposition of, all or any portion of the Property.

                           (d) Borrow Money. The General Partner may borrow
                  money on behalf of the Partnership from any Partner on terms no less favorable to the Partnership than are available to the Partnership from unrelated commercial sources or from any unrelated commercial source and give as security therefor any or all or any part of the property of the Partnership.

                           (e) Lend Money. The General Partner, in the General
                  Partner's discretion, may elect to lend funds to the Partnership and to secure the repayment of the same with all or any part of the property of the Partnership, all on terms no less favorable to the Partnership than are available funds of the Partnership. In making such loans, the General Partner shall be treated as a creditor of the Partnership and not as a Partner.

                           (f) Votes and Consents. The General Partner may cast
                  all votes and give all consents and approvals requested from or afforded to the Partnership as a result of its ownership of any legal or beneficial interest in any other entity.

                           (g) Prepayment and Refinancing of Liabilities. The
                  General Partner may prepay, in whole or in part, refinance, recast, increase, modify, or extend any liability of the Partnership, and, in connection therewith, execute any extension or renewal of encumbrances on all or any part of the property of the Partnership.

                           (h) Distribution of Funds. The General Partner may
                  collect and distribute funds to the Partners in accordance with the provisions of this Agreement.

                           (i) Tax Elections. The General Partner may make any
                  and all elections for federal, state, and local tax purposes, including, without limitation, any election to adjust the basis of the Partnership's assets pursuant to Sections 734, 743, and 754 of the Code.

                           (j) Bank Accounts. The General Partner may open
                  accounts and deposit and maintain funds in the name of the Partnership in any bank, savings and loan association, or other financial institution, and shall designate all persons authorized to make withdrawals from the accounts.

                           (k) Nonrecourse Obligations. The General Partner may
                  require that all Partnership obligations specifically state that neither the General Partner, nor any of the General Partner's affiliates, shall have any personal liability, but rather that the person contracting with the Partnership must look solely to the property of the Partnership for satisfaction of such obligations.

                           (l) Insurance. The General Partner shall obtain and
                  maintain necessary insurance for the benefit of the Partnership and the Partners.

                           (m) Litigation. The General Partner may control any
                  matters affecting the rights and obligations of the Partnership, including the conduct of litigation and the incurring of legal expenses in the settlement of claims and litigation.

                           (n) Establishment of Reserves. The General Partner
                  may establish cash reserves for working capital, capital improvements, repairs, compensating balance requirements, contingencies, or the funding of any cash requirements of the Partnership.

                           (o) Agreements. The General Partner may enter into,
                  execute, amend, supplement, acknowledge, verify, deliver, and perform any and all agreements, contracts, deeds, mortgages, notes, security agreements, affidavits, consents, approvals, certificates, and other instruments, and do all such other acts, to the extent permitted by law, whether or not expressly authorized herein, for such consideration and upon such other terms and conditions which the General Partner deems necessary or appropriate to pursue the business and carry out the purposes of the Partnership in accordance with the terms of this Agreement.

                  8.3. Specific Obligations of General Partners. The General Partner shall, on behalf of and in the name of the Partnership, and in addition to the general management obligations provided for in Section 8.1 of this Agreement and the obligations of the General Partner provided for elsewhere in this Agreement, have the following specific obligations:

                           (a) Management. The General Partner shall devote such
                  time to the Partnership's business as the General Partner, in the General Partner's sole judgment, deems necessary or desirable to manage and supervise the Partnership's business and affairs.

                           (b) Securities Law Matters. The General Partner shall
                  prepare and file all appropriate reports for the Partnership with federal and state securities authorities.

                           (c) Certificate of Limited Partnership; Government
                  Filings. The General Partner shall file the Certificate of Limited Partnership of the Partnership in the form attached hereto with the Secretary of the State of Ohio, and shall arrange for the filing of any certificates or documents which the General Partner determines to be necessary or appropriate for the continuation, qualification, and operation of a limited Partnership in any state in which the Partnership does business. Subject to applicable law, the General Partner may omit from any certificate or document, and from all amendments or restatements thereto, the names and addresses of any Limited Partner and information relating to any Capital Contribution and shares of profits and compensation of any Limited Partner, or state such information in the aggregate rather than with respect to each individual Limited Partner. In the event a General Partner is unwilling or unable to sign a required amendment to the

                  Certificate of Limited Partnership as evidence of the withdrawal, removal, death, substitution or addition of a General Partner, the amended certificate may be signed by: (1) the remaining General Partner or Partners, if more than one General Partner is then serving; (2) by any successor to a General Partner designated in this Agreement or any amendment thereto (i.e., the default successor if a new General Partner is not elected within the time required by law after the predecessor ceased to serve); or, (3) by a new General Partner elected by the Partners within the time prescribed by law and this Agreement. Each Partner serving, or to serve, as General Partner does hereby appoint his, her or its successor, (or if there is more than one General Partner serving at that time, each remaining General Partner) as his, her or its attorney in fact, and with the authority to sign the amended certificate on his, her, or its behalf. In the event the laws of the state of Ohio should require dissolution of the Partnership due to the removal, resignation, death, disability, or inability of a General Partner to continue service, or other event of withdrawal, the Partnership will nonetheless be reconstituted and will continue as a limited partnership, governed by this Agreement, and without further action of the Partners.

                           (d) Tax Matters Partner. For the purpose of Section
                  6221, et seq., of the Code, the General Partner shall serve as the "Tax Matters Partner" of the Partnership, and, as such, shall have all of the rights and obligations given to a Tax Matters Partner under those provisions. Each Limited Partner hereby consents to Al Schwarz serving as the Tax Matters Partner and agrees to execute, acknowledge, verify, and deliver such further written instruments as Al Schwarz deems necessary or appropriate to evidence such consent. The General Partner, in the General Partner's capacity as the Tax Matters Partner, is hereby authorized, but is not required, to take the following actions:

                                      i) Receive notice of the beginning of
                           administrative proceedings by the Internal Revenue Service at the Partnership level.

                                     ii) Receive notice of the final Partnership
                           administrative adjustment resulting from any Internal Revenue Service administrative proceeding.

                                    iii) To the extent and in the manner
                           provided by the Regulations, keep all Partners informed of administrative and judicial proceedings as to adjustments of Partnership tax items.

                                    iv) Have authority to enter into a
                           settlement agreement with the Internal Revenue Service with respect to the final determination of Partnership tax items, which settlement shall bind each Partner who is not entitled to receive notice of the proceedings from the Internal Revenue Service, who is not a member of a notice group defined in Section 6223(b)
                           (2) of the Code, and who has not timely filed a statement with the Secretary of the Treasury (or in his delegate) providing that the Tax Matters Partner shall not have authority to bind the Partners, and which settlement may be on such terms as the Tax Matters Partner shall determine, in its sole discretion, to be in the best interests of all Partners as a group.

                                    v) Have authority, in the Tax Matters
                           Partner's sole discretion, to decide whether or not to commence judicial action for review of Partnership items included in a notice of final Partnership administrative adjustment, with the selection of the appropriate court and the Partnership items to be contested to be determined in the sole discretion of the Tax Matters Partner.

                                    vi) Have authority, in the Tax Matters
                           Partner's sole discretion, to determine whether to appeal from an adverse decision in any tax related action and to prosecute any such appeal.

                                    vii) Have authority, in the Tax Matters
                           Partner's sole discretion, to intervene on behalf of the Partnership in any judicial action commenced by any other Partner or notice group defined in Section 6223(b)(2) of the Code as to Partnership tax items.

                                    viii) Have authority, in the Tax Matters
                           Partner's sole discretion, to file a request with the Internal Revenue Service for an administrative adjustment, and to request judicial review on behalf of the Partnership as to any part of a request for administrative adjustment not allowed by the Internal Revenue Service, with the selection of the appropriate court, the Partnership items to be contested, and the decision whether to appeal from an adverse discretion of the General Partner.

                                    ix) Have authority, in the Tax Matters
                           Partner's sole discretion, to enter into an agreement with respect to all present or former Partners to extend the period for assessing any tax which is attributable to any Partnership item (and no other person shall be authorized to enter into such an agreement).

                                    x) Upon receipt of a notice of beginning of
                           administrative proceedings from the Internal Revenue Service, to furnish to the Internal Revenue Service the name, address, profits interest, and taxpayer identification number of each person who was a Partner in the

                           Partnership at any time during the applicable Partnership taxable year, together with such revised or additional information as may be required by law.

                                    xi) Conform to any tax administrative
                           requirements as may be placed on the Tax Matters Partner by the Code or the Regulations.

                  8.4. Reimbursement of Expenses and Compensation of General Partner. The Partnership shall reimburse the General Partner, at cost, for any direct or indirect expenses relating to the administration of the Partnership (including, without limitation, expenses incurred by agents) and to the acquisition, financing, and operation of the Partnership Property.

                  The Partnership shall reimburse the General Partner for salaries (and related salary expenses) for services which are performed by a Person (including the General Partner) for the Partnership and for services which could be performed directly for the Partnership by independent parties, such as legal, accounting, transfer agent, data processing, and duplicating services. The amount charged to the Partnership in such cases shall not exceed the amount which the Partnership would be required to pay to independent parties for comparable services.

                   The General Partner shall be entitled to a reasonable annual compensation for services rendered to the Partnership, reasonable compensation to be measured by the time required in the management and administration of the Partnership, the value of property under the General Partner's administration, and the responsibilities assumed in the discharge of the duties of office. The partners acting in concert, and by vote of not less than 70 percent in interest, may award additional compensation to a general partner or may limit the compensation to be paid to a general partner.

                  The Partnership's annual statements to Limited Partners shall include an itemized breakdown of all reimbursements and salaries made to the General Partner and to any affiliate thereof in the categories of salaries, legal, accounting, data processing, and duplicating services. These reimbursements of expenses shall be made regardless of whether any distributions are made to the Limited Partners.

                  8.5 Bond. No one serving as General Partner will be required to furnish a fiduciary bond or other security as a prerequisite to his, her, or its service.

                                   ARTICLE IX

                           CONTROL BY GENERAL PARTNER

                  9.1. Reliance on Authority of Partners. In no event shall any person dealing with the General Partner be obligated to see that the terms of this Agreement have been complied with or be obligated to inquire into the necessity or expediency of any act or action thereof and every contract, agreement, deed, mortgage, lease, promissory note or other instrument or document executed by the General Partner shall be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (i) at the time of the execution and/or delivery thereof, the Partnership was in full force and effect, and (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership and all of the Partners thereof, and (iii) the General Partner was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

                  9.2. Good Faith Acts and Omissions. The General Partner shall not be liable, responsible, or accountable, in damages or otherwise, to the Partnership or to the Limited Partners for any act or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law, unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wanton and willful misconduct or gross negligence.

                  9.3. Indemnification of General Partners. The Partnership shall indemnify and hold harmless the General Partner from any against any loss, expense, damage, liability, or injury suffered or sustained by the General Partner by reason of any act or omission, arising out of the General Partner's activities on behalf of the Partnership, including, but not limited to, any judgment, award, settlement, reasonable attorney's fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, provided that the act or omission, or alleged act or omission, upon which such actual or threatened action, proceeding, or claim is based was not performed or omitted fraudulently or in bad faith or as a result of wanton and willful misconduct or gross negligence by the General Partner. The fact that the General Partner acted or omitted to act upon the advice of legal counsel shall be conclusive evidence of its good faith in acting or omitting to act. However, the General Partner shall not be required to have obtained legal counsel in order to benefit from these indemnification provisions.

                  The satisfaction of the obligations of the Partnership under this Section shall be from, and shall be limited to, the assets of the Partnership, and no Partner shall have any personal liability on account thereof. The General Partner shall have the right to bill the Partnership for, or otherwise require the Partnership to pay, at any time and from time to time after the General Partner has become obligated to make payment therefor, any and all amounts for which the General Partner is entitled to indemnification under this Section. The Partnership shall pay any and all such bills and honor any and all such requests for payment within ten days after such bill or request is received by the Partnership. In the event that a final determination is made by any court of competent jurisdiction that the Partnership is not so obligated in respect of any amount paid by it to the General Partner, the General Partner shall refund such amount within ten days of such final determination.

                  9.4. Limitation on a General Partner's Liability. Insofar as state law will permit, a General Partner who succeeds another will be responsible only for the property and records delivered by or otherwise acquired from the preceding General Partner, and may accept as correct the accounting of the preceding General Partner without duty to audit the accounting or to inquire further into the administration of the predecessor and without liability for a predecessor's errors and omissions.

                                    ARTICLE X

                  POWERS, RIGHTS AND DUTIES OF LIMITED PARTNERS

                  10.1. Limitation of Liability. Except as otherwise required under applicable law, no Limited Partner shall be personally liable in such capacity for any loss or liability of the Partnership beyond the amount of such Partner's actual Capital Contributions.

                  10.2. No Participation in Management. No Limited Partner shall, in such capacity, participate in the operation, management, or control of the Partnership's business, transact any business in the Partnership's name, or have any power to sign documents for or otherwise bind the Partnership.

                  10.3. Voting Rights. Except to the extent required by applicable law or the express terms of this Agreement, Limited Partners shall have no right to vote in connection with, or to otherwise consent to the transaction of any business by the Partnership.


                                   ARTICLE XI

                          ACCOUNTING AND FISCAL AFFAIRS

                  11.1. Records and Books of Account. The fiscal year of the Partnership shall end on December 31 of each calendar year. The General Partner shall keep books of account for the Partnership at the principal office of the Partnership. The General Partner shall retain the books of account for three years after the termination of the Partnership. All decisions as to the accounting methods to be used by the Partnership shall be made by the General Partners, in the General Partners' sole discretion.

                  11.2. Annual Reports. Within 120 days after the end of each fiscal year of the Partnership, the General Partner shall deliver to each Limited Partner, if requested in writing by the Limited Partner, an annual report for the preceding year containing the following: (i) an annual accounting of the Partnership as of the end of the Partnership's most current fiscal year, including a balance sheet, statement of income, and statement of cash flow; and,
(ii) a report of the activities of the Partnership during the period covered by the report. The report shall also set forth all distributions to Partners for the applicable period. The General Partner may require, as a condition to payment, a written and acknowledged statement from each distributee that the accounting has been thoroughly examined and accepted as correct; a discharge and release from any loss, liability, claim or question concerning the exercise of due care, skill, and prudence of the General Partner in the management, investment, retention, and distribution of property during the General Partner's term of service, except for any undisclosed error or omission having basis in fraud or bad faith; and an indemnity of the General Partner, to include the payment of attorney's fees, from any asserted claim of any taxing agency, governmental authority, or other claimant. Any Partner having a question or potential claim may require an audit of the Partnership books and records as an expense of administration. Failure to require the audit prior to acceptance of the report, or the acceptance of payment, will operate as a final release and discharge of the General Partner then serving except as to any error or omission having basis in fraud or bad faith.

                  A General Partner, in making or preparing to make a partial or final distribution, will have the authority to: (1) partition any asset or class of assets and deliver divided and segregated interests to Partners; (2) sell any asset or class of assets (whether or not susceptible to partition in kind), and deliver to the Partners a divided interest in the proceeds of sale and/or divided or undivided interests in any note and security arrangement taken as part of the purchase price; and/or (3) deliver undivided interest in an asset or class of assets to the Partners subject to any indebtedness which may be secured by the property.

                  The Partnership will continue beyond its scheduled termination date for a time reasonably necessary to conclude the administration of the Partnership, pay expenses of termination and to distribute the Partnership property to those entitled thereto.

                  11.3. General Disclosure. The General Partner shall keep the Limited Partners reasonably informed concerning the general state of the business and financial condition of the Partnership, and shall, upon the reasonable request of any Limited Partner, furnish full information, accounts and documentation concerning the general state of the business and financial condition of the Partnership.

                  11.4. Tax Information and Elections. Within 120 days after the end of each fiscal year of the Partnership, the General Partner shall deliver to each Limited Partner a statement for such fiscal year showing all items of income, gain, loss, deduction, and credit of the Partnership for federal income tax purposes and the allocable share of each Partnership Interest thereof, together with all other information regarding the Partnership necessary for the

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preparation of the Limited Partners' federal income tax returns. The General
Partner shall cause all tax returns and reports required to be filed by the Partnership to be prepared and timely filed with the appropriate authorities and shall furnish to each Limited Partner such tax returns and reports promptly after the filing of the same.


                                   ARTICLE XII

                    DEATH, WITHDRAWAL, BANKRUPTCY, INCAPACITY
                         OR REMOVAL OF A GENERAL PARTNER

                  12.1. Death, Withdrawal, Bankruptcy, Incapacity or Removal of a General Partner.

                           (a) If a General Partner dies, withdraws, becomes
                  bankrupt or incapacitated, or is removed, the Partnership shall not dissolve, unless at the conclusion of 90 days from the date of such event, the Partnership does not have at least one other General Partner which agrees to continue the business of the Partnership. If there is no other General Partner, the Partnership shall continue in existence, unless within 90 days from the date of such event, the Limited Partners do not unanimously agree in writing to continue the business of the Partnership and to the appointment of one or more Substitute General Partners who shall make Capital Contributions to the Partnership and acquire such a Percentage Interest in the Partnership as shall be determined by agreement among such Substitute General Partner(s) and all of the Limited Partners. If the Limited Partners elect not to continue the Partnership within 90 days after the event giving rise to the election, the Partnership shall wind up its affairs and dissolve as provided in Section 14.2.

                           (b) If the Limited Partners elect to continue the
                  Partnership, the incapacitated, withdrawn, removed, or bankrupt General Partner or the successor in interest of the deceased General Partner shall become a Limited Partner with the same Percentage Interest and share of net profits, net losses and cash flow of the Partnership as before the event and shall have all the rights of a Limited Partner. If a Limited Partner is an individual person, the personal representative or representatives of an incapacitated Limited Partner, acting under a durable power of attorney or Letters of Guardianship, may exercise all of the Limited Partner's rights and voting authority for and on behalf of his or her principal and will be entitled to receive distributions of cash or other property from the Partnership for and on behalf of the Limited Partner.

                           (c) If a successor General Partner(s) is elected and
                  admitted the Partnership shall continue as provided for under the terms of this Agreement.

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                  A successor General Partner(s) shall have all the rights of the original General Partner.

                           (d) A General Partner may withdraw from the
                  Partnership upon 90 days written notice to the Limited Partners. The effective date of withdrawal shall be 90 days after receipt of the notice by the Limited Partners.

                  12.2. Admission of a Substitute General Partner. A Person shall be admitted as a Substitute General Partner of the Partnership only if all of the following terms and conditions are satisfied:

                           (a) each of the Partners has given consent in writing
                  to the admission of such person;

                           (b) any such Person makes such Capital Contribution
                  to the Partnership and acquires such a Percentage Interest in the Partnership as is determined by agreement among such Substitute General partner, the other General Partner(s) (if any) and all of the Limited Partners;

                           (c) the Person accepts and agrees to be bound by the
                  terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such person as a Substitute General Partner, and an amendment to the Certificate evidencing the admission of such Person as Substitute General Partner has been filed for recordation;

                           (d) if the Person is a corporation, it has provided
                  the Partnership with evidence satisfactory to counsel for the Partnership of its authority to become a Substitute General Partner and to be bound by the terms and provisions of this Agreement; and

                           (e) counsel for the Partnership has rendered an
                  acceptable opinion that the admission of the Person is in conformity with the Act and that none of the actions taken in connection with the admission of the Person will cause the termination or dissolution of the Partnership or will cause it to be classified other than as a partnership for federal income tax purposes.

                  12.3. Payment to Withdrawn General Partner. On the withdrawal of a General Partner, the General Partner's interest in the Partnership shall be purchased by the Partnership, unless the Partnership is dissolved as provided in this Agreement. The General Partner shall be entitled to receive the fair market value of the General Partner's interest in the Partnership, determined by agreement between the General Partner or his representative and the Partnership, or if they cannot agree, by arbitration in accordance with the then current

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rules of the American Arbitration Association. For this purpose, the fair market value of the interest of the General Partner will be the amount the General Partner would have otherwise received had the Partnership dissolved and liquidated. Payment shall be made in cash within 90 days of the determination of the value of the General Partner's interest in the Partnership.

                  12.4 Removal of a General Partner. A General Partner may be removed from office for cause by the affirmative vote of at least seventy percent (75%) in interest of all Partners acting in concert. The term "for cause" will mean and include: any material act of self dealing by a General Partner; any material act constituting gross negligence or intentional fraud; or any act constituting the willful and intentional disregard of a directive of the Partners pursuant to a vote on a matter which the Partners have a vote under this Limited Partnership Agreement or under the laws of the state of Ohio. The term "material" identifies a significant monetary damage to the Partnership as the result of the act or omission to act by a General Partner constituting self dealing, gross negligence or fraud. The term does not include incidental or insignificant monetary damage to the Partnership; monetary damages incurred by someone who is not a Partner and for which the Partnership is not liable; nor an intangible loss or damage which cannot be valued under the fair market valuation standards of federal tax law.

                  If the issues of self dealing, gross negligence or fraud and material damage to the Partnership are finally resolved against the General Partner as the result of a conclusive fact finding by the court or a jury under the laws of the state of Ohio, the voting attributes of a General Partner's units of ownership, both general and limited, may be disregarded in obtaining the required vote to remove the General Partner.


                                  ARTICLE XIII

                       TRANSFER OF A PARTNERSHIP INTEREST

                  13.1. Restrictions on Transfers.

THE OWNERSHIP AND TRANSFERABILITY OF INTERESTS IN THE PARTNERSHIP, BOTH GENERAL AND LIMITED, ARE SUBSTANTIALLY RESTRICTED. NEITHER RECORD TITLE NOR BENEFICIAL OWNERSHIP OF A UNIT OR PERCENTAGE INTEREST OF ANY PARTNER MAY BE TRANSFERRED OR ENCUMBERED WITHOUT THE CONSENT OF AT LEAST SEVENTY-FIVE PERCENT (75%) IN INTEREST OF ALL PARTNERS.

                  The Partnership is formed by those who know and trust one another, who will have surrendered certain management rights (in exchange for limited liability in the case of a Limited Partner) or who will have assumed sole management responsibility and risk (in the case of a general partnership interest) based upon their relationship and trust. Capital is also material to the business and investment objectives of the Partnership and its federal tax status. An unauthorized transfer of a Partner's interest could create a substantial hardship to the Partnership, jeopardize its capital base, and adversely affect its tax structure. These restrictions upon ownership and transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and the Partnership's capital and its financial ability to continue.

                  The ownership and transfer of a limited partnership interest is further subject to the following disclosures, limitations and exceptions:

                           (a) No Partner shall pledge, sell, assign, transfer
                  or in any manner dispose of or encumber all or any portion of or interest in his/her/its Partnership interest (including, but not by way of limitation, disposition by way of intestacy, will, gift, bankruptcy, execution, hypothecation, seizure and sale by legal process, operation of law, or otherwise) except and only in strict accordance with the conditions, rights, obligations and options, hereinafter set forth.

                           (b) The foregoing restrictions on transfers, however,
                  shall not apply to the following:

                                    (i) a transfer from a Partner of all or any
                           portion of his/her/its Partnership interest to another Partner at any time, for whatever price and upon whatever terms and conditions as they may agree; or

                                    (ii) a transfer without consideration from a
                           Partner, of all or any portion of his/her/its Partnership interest to a trustee of a trust for the exclusive benefit of a Partner and/or a Partner's children or lineal descendants.

                           (c) Any transfer pursuant to Paragraph 13.1 (b) shall
                  be subject to the following:

                                    (i) Any further attempted transfer by the
                           transferee of the Partner shall be subject to the restrictions and options herein set forth as if such attempted transfer involved a Partnership interest then owned or held by such Partner; and

                                    (ii) Upon the death of a Partner, a
                           Partnership interest previously transferred pursuant to Paragraph 13.1(b)(ii) shall be subject to the obligation to purchase and sell as hereinafter set forth to the same extent as if such Partnership interest were still owned by such deceased Partner at the time of his or her death.

                  13.2.             Lifetime Transfers.

                           (a) If a Partner ("Transferring Partner") during the
                  existence of this Agreement attempts to pledge, sell, assign, transfer, dispose of or encumber all or any portion of his/her/its Partnership interest (other than as permitted by Paragraph 13.1 (b) above), the Transferring Partner shall cause to be delivered to the principal office of the Partnership and the other Partners (the "Remaining Partners"), a notice thereof in writing containing the name and address of each proposed transferee and all of the terms of the proposed transfer (including without limitation, the purchase price of the proposed transfer and a copy of the bona fide offer), which shall constitute an offer to sell such Partnership interest to the Partnership and the Remaining Partners.

                           (b) Within thirty (30) days after the receipt of an
                  offer, the Partnership may, at its option, elect to purchase all, but not less than all, of the interest in the Partnership offered by the Transferring Partner. The purchase price for the Transferring Partner's Partnership interest shall be determined in accordance with the provisions set forth in
                  Section 13.4. hereof and such purchase price shall be paid in accordance with the terms and conditions set forth in Section
                  13.5. hereof. If such offer is not accepted by the Partnership, the Remaining Partners may, within sixty (60) days after the receipt of such offer, at their option, purchase on a pro rata basis or such other basis as they may agree upon, all of the interest in the Partnership offered by the Transferring Partner on the same terms which the Partnership could have purchased such interest. The Partnership or the Remaining Partners shall exercise its or their election to purchase by giving notice thereof to the Transferring Partner.

                           (c) If neither the Partnership nor the Remaining
                  Partners exercise the option granted hereunder within said sixty (60) day time period, then the Transferring Partner, may, for a period ending on the thirtieth (30th) day after the expiration of such time period, proceed with the proposed transfer at the price and on such terms and conditions as contained in the Transferring Partner's notice to the Partnership and the Remaining Partners, by delivering to the Partnership a conformed copy of the final agreement of transfer, together with his/her/its Affidavit that such copy contains all of the terms and conditions of the agreement, or if there is not a written agreement of transfer, his/her/its Affidavit setting forth all the terms and conditions of the transfer.

                  13.3. Death of a Partner.

                           (a) Within ninety (90) days of the death of a Partner
                  ("Deceased Partner"), the Deceased Partner's legal representative shall deliver a written notice to the Partnership setting forth the date of the Deceased Partner's death and the person(s) to whom the Deceased Partner's Partnership interest is to be transferred as a result of the Deceased Partner's death ("Death Notice"). In the event the proposed transfer of some or all of the Deceased Partner's Partnership interest is transferred other than as permitted by Section 13.1. (b) above, the Partnership may, at its option, elect to purchase all, but not less than all, of the Deceased Partner's interest in the Partnership. The Purchase Price for the Deceased Partner's Partnership interest shall be determined in accordance with the provisions of Section 13.4. hereof, and such purchase price shall be paid in accordance with the terms and conditions set forth in
                  Section 13.5. hereof. If the Partnership does not exercise its option to purchase all of the Deceased Partner's Partnership interest, the other Partners ("Surviving Partners") may, within sixty (60) days after the receipt of such offer, at their option, purchase on a pro-rata basis or such other basis as they may agree upon, all of the Deceased Partner's interest in the Partnership on the same terms which the Partnership could have purchased such interest. The Partnership or the Surviving Partner shall exercise his/her/its or their election to purchase by giving notice thereof to the Deceased Partner's legal representative.

                           (b) If neither the Partnership nor the Surviving
                  Partners exercise the option granted hereunder within the sixty (60) day period, then the Deceased Partner's legal representative, may proceed with the transfer of the Deceased Partner's Partnership interest to the person(s) set forth in the Death Notice.

                  13.4.             Purchase Price.

                           (a) Except as otherwise provided in Section 13.4.(b),
                  the Purchase Price for an interest in the Partnership purchased pursuant to an option arising under the terms of this Agreement shall be the fair market value of the Partnership interest as determined by an appraisal of the Partnership interest to be transferred or sold. In conducting such appraisal, the Partnership shall choose a qualified appraiser and such appraiser shall determine the fair market value of the Partnership interest. The Partnership shall pay the cost of the appraiser.

                           (b) Notwithstanding the provisions of Section
                  13.4.(a) above, if a Partnership interest is purchased pursuant to an option granted in Section 13.2., the Purchase Price for such Partnership interest shall be, at the option of the Partnership or the Remaining Partners, either (a) the price applicable under the provision Section 13.4.(a) hereof, or (b) if the proposed transfer is a sale or exchange for consideration, the same as set forth in the bona fide offer for such shares, payable upon the same terms and conditions set forth in such bona fide offer.

                  13.5.  Payment of Purchase Price.

                           (a) Except as provided in Section 13.4.(b) hereof (in
                  the case of a purchase at the price and upon the terms and conditions contained in the bona fide offer), the Purchase Price for any Partnership interest purchased hereunder shall be at the election of each purchasing Partner or the Partnership;

                                    (i) In full at the Closing defined in
                           Section 13.7. hereof;

                                    (ii) Upon terms and conditions mutually
                           agreeable to the selling Partner and the purchasing Partner and/or the Partnership; or

                                    (iii) By each purchaser making an initial
                           cash payment of twenty percent (20%) of the Purchase Price of the portion of the selling Partner's Partnership interest purchased by him/her/it, within four (4) months after the exercise of the option pursuant to which the sale is made. The unpaid balance of the purchase price shall be paid in five
                           (5) equal, consecutive annual installments, with the first installment due twelve (12) months after the due date of the initial cash payment, and all subsequent installments shall be due on the same date in each subsequent year until payment is made in full. Interest on the unpaid portion of the Purchase Price shall be payable as provided in Section 13.5.(b) below from and after the due date of the initial cash payment.

                           (b) The obligations of each purchaser to pay the
                  balance of the purchase price for the interest purchased by such purchaser, shall be evidenced by a Promissory Note, payable to the seller. The unpaid balance of the purchase price shall bear interest at an annual rate equal to the prime rate set forth by National City Bank on the first day of January each year. Interest, at the rate determined above, shall accrue from the due date of the initial cash payment and shall be computed and payable annually on the same date as the installments of principal are due. It shall be inserted in such note the date thereof, the balance of the purchase price and the principal amount of the note, and other appropriate provisions. Upon final payment in full of the note, the holder thereof shall cancel and return it to the maker.

                  13.6.  Exercise of Option.

                           (a) An option to purchase a Partnership interest
                  pursuant to the terms of this Agreement, shall be exercised by giving to or serving upon the necessary parties, an instrument in writing to that effect signed by the person exercising such option.

                           (b) If a person who is granted an option to purchase
                  a Partnership interest pursuant to the terms of this Agreement is not living at the time of the event giving rise to such option (or is then living but dies prior to the expiration date for such option without exercising it), then the option and such person shall be deem to be unexercised and terminated upon the occurrence of such event or upon such persons subsequent death, as the case may be.

                  13.7. Closing. The closing of any purchase and sale hereunder ("Closing") shall take place at the offices of the Partnership at a date designated by the selling and purchasing parties, which date shall not be more than six (6) months following the receipt of the notice required by Section 13.2.(a) or the Death Notice required by Section 13.3.(a). The Transferring Partner or his legal representative may extend the six (6) month period set forth in this Section 13.7, for a period not to exceed an additional six (6) month period. The Partnership interest purchased pursuant to this Agreement shall be transferred to the Partnership or the purchasing Partner on the date of the Closing.

                  13.8. Assignment of Income. This Section shall not prohibit the assignment of income from an interest in the Partnership by a Partner during his lifetime, it being understood that any such assignee shall not have any right to vote or otherwise participate in the management of the Partnership.

                  13.9. Substitute Limited Partner. Except as provided elsewhere in this Agreement, no Transferee of the whole or any portion of a Limited Partner's interest in the Partnership shall have the right to become a substitute Limited Partner in place of the transferor unless:

                           (a) the written consent of the General Partner to
                  this substitution shall be obtained, which consent may be withheld in his sole and absolute discretion;

                           (b) the instrument of transfer shall be in a form and
                  substance satisfactory to the General Partner;

                           (c) the transferor and Transferee named therein shall
                  execute and acknowledge any other instrument or instruments as the General Partner may deem necessary or desirable to effectuate the admission, including but not limited to a power of attorney in the form as may be required by the General Partner;

                           (d) the Transferee shall accept, adopt and approve in
                  writing all of the terms and provisions of this Agreement as the same may have been amended;

                           (e) the Transferee shall pay or, at the election of
                  the General Partner, obligate himself/herself/itself to pay all reasonable expenses connected with his admission, including but not limited to the cost of preparing, filing and publishing any amendment of the Certificate of Limited Partnership to effectuate such admission; and

                           (f) by the transfer, the transferor does not violate
                  the registration provisions of the Securities Act of 1933, as amended, or would not be in violation of any state securities or "Blue Sky" law.

                  13.10. Securities Law Restrictions on Transfer. THE LIMITED PARTNER INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO LIMITED PARTNER INTEREST MAY BE OFFERED FOR SALE, SOLD DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED TO ANY PERSON OTHER THAN THE PARTNERSHIP IN ABSENCE OF REGISTRATION, QUALIFICATION, OR AN EXEMPTION THEREFROM. IN ENTERING INTO THIS AGREEMENT, A LIMITED PARTNER HAS BEEN PROVIDED WITH, AND HAS REVIEWED, ALL INFORMATION AND MATERIALS CONCERNING THE PARTNERSHIP, AND ITS BUSINESS AND OPERATIONS, DEEMED NECESSARY BY A LIMITED PARTNER.

                  13.11. Tax Law Restrictions on Transfers. No Partner may, during any twelve month period, make any transfer of all or any part of any Partnership Interest in the Partnership if the transfer would, when considered with all other transfers during the applicable twelve month period, cause a termination of the Partnership for federal income tax purposes. Furthermore, no Partner may transfer all or any part of any such interest in the Partnership unless the General Partner determines, after consultation with legal counsel of its choice, that such transfer will not jeopardize the continued ability of the Partnership to qualify as a "Partnership" for federal income tax purposes.


                                   ARTICLE XIV

                 DISSOLUTION AND TERMINATION OF THE PARTNERSHIP

                  14.1. Right to Dissolve the Partnership. Except as provided in
Section 12.1, no Partner shall have the right to cause dissolution of the Partnership before the expiration of the term for which it is formed. The Partnership shall be dissolved before the expiration of its term by election by a unanimous vote of the Partners. A reorganization of the Partnership as a general partnership, corporation, limited liability company, or other organization before the expiration of the term of years set forth herein will require the affirmative consent of all Partners.

                  14.2. Winding Up the Partnership. Upon the termination and dissolution of the Partnership as provided in this Agreement, the Partnership shall immediately commence to wind up its affairs. The Partners shall continue to share net profits or net losses during liquidation in the same proportion as before dissolution. After the allocation of gains and losses as provided for in
Section 14.3, the proceeds from liquidation of the Partnership assets shall be applied as follows:

                           (a) Payment to creditors of the Partnership,
                  including Partners who are creditors, to the extent permitted by law in satisfaction of liabilities of the Partnership.

                           (b) Payment to Partners for loans, if any, made by
                  them to the Partnership.

                           (c) To each Partner with a positive balance in
                  his/her/its Capital Account, in an amount equal to the balance of his/her/its Capital Account, provided that if the total amount to be distributed under this step is less than the total of the positive balance on all Capital Accounts, then to each Partner with a positive balance in his/her/its Capital Account in the proportion that his/her/its Capital Account balance bears to the total of the positive balances in all Capital Accounts.

                           (d) Any Partner with a deficit balance in his/her/its
                  Capital Account after the above allocations shall pay that deficit to the Partnership immediately. The deficit shall be allocated as provided in (c) above.

                  14.3. Allocation of Gains or Losses Upon Sale or Dissolution. Gains and losses recognized by the Partnership from the sale, exchange or other distribution of its assets shall be allocated in accordance with each Partners' Percentage Interest in the Partnership determined under Section 4.1.


                                   ARTICLE XV

                                   AMENDMENTS

                  Any amendment to this Agreement which, extends the term of years of the Partnership as a limited partnership, provides for the termination of the Partnership as a limited partnership prior to the termination of its prescribed term, changes the voting rights of the Partners, changes the distribution rights of the partners will require the affirmative consent of all Partners.

Voting rights with regard to any other amendment or change will be as specifically prescribed by this agreement or, if voting rights are not prescribed, then any change will require the affirmative action of at least seventy-five percent (75%) in interest of the Partners.


                                   ARTICLE XVI

                                  COUNTERPARTS

                  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy, and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart, except that no counterpart shall be binding unless signed by a General Partner. Each Limited Partner, in accepting this Agreement, makes, constitutes and appoints the General Partner, with full power of substitution, as his, her, or its attorney-in-fact and personal representative to sign, execute, certify, acknowledge, file and record the Certificate of Limited Partnership, and to sign, execute, certify, acknowledge, file and record all appropriate instruments amending this Agreement and the Certificate of Limited Partnership on behalf of the Limited Partner. In particular, a General Partner as attorney-in-fact may sign, acknowledge, certify, file and record on the behalf of each Limited Partner such instruments, agreements, and documents which: (1) reflect the exercise by the General Partner of any of the powers granted to a General Partner under this Agreement; (2) reflect any amendments made to this Agreement;
(3) reflect the admission or withdrawal of a General Partner or Limited Partner; and, (4) as may otherwise be required of the Partnership or a Partner by the laws of the state of Ohio, federal law, or the laws of any other applicable jurisdiction. The power of attorney herein given by each Limited Partner is a durable power and will survive the disability or incapacity of the principal.


                                  ARTICLE XVII

                                  MISCELLANEOUS

                  17.1. Voting by Partners. Whenever a vote or consent of Partners on a particular matter is authorized or required pursuant to the terms of this Agreement or by applicable law, each Partner entitled to vote on or consent to such matter shall have a number of votes proportionate to the total number of votes to be cast as is equal to such Partner's proportionate Partnership Interest in the Partnership over the proportionate Partnership Interests in the Partnership held by all Partners entitled to vote on or consent to such matter. Any vote by or consent of Partners may be effected by way of an action by written consent which states, with reasonable particularity, the matter voted upon or consented to, if such written consent is executed during any consecutive period of thirty
(30) days by Partners holding the requisite amount of Partnership Interests in the Partnership. A Partnership Interest held by a Transferee of a Limited Partner who is not admitted as a substituted Limited Partner shall not be voted or counted as outstanding for voting purposes.

                  17.2. Meetings of Partners. The General Partner may, from time to time, as necessary or desirable, and shall, upon the request of Limited Partners who collectively own at least seventy-five percent (75%) of all Limited Partner Interests in the Partnership, call a meeting of the Partners, which meeting shall be held at a Partnership office. Notice of any such meeting shall be given to each Partner not fewer than ten (10) days nor more than sixty (60) days prior to the date of the meeting, and shall state the time, place, and purpose of the meeting. The General Partner shall fix a record date for determining Partners entitled to vote at the meeting, which record date shall be not more than ten (10) days prior to the date of the meeting. Any Partner may, by instrument in writing duly executed, appoint a proxy or other attorney-in-fact to attend any meeting of Partners and to vote the Partnership Interest of the Partner designating such proxy or other attorney-in-fact.

                  17.3. Waiver of Right to Decree of Dissolution, Inventory, and Appraisal. Each Partner and each Transferee acknowledges that irreparable damage would be done to the goodwill and reputation of the Partnership if any Partner or Transferee should bring an action in court to liquidate the Partnership prior to the time therefor specified in this Agreement. Accordingly, each Partner and each Transferee waives and renounces such Person's right, if any, to a court decree of dissolution or to seek the appointment by the court of a liquidator for the Partnership. Each Partner and each Transferee acknowledges and agrees that the provisions of this Agreement shall be effective to dispense with the inventory and appraisement of Partnership assets, and with the sale of a Partnership Interest in the Partnership, which might otherwise be provided for under any applicable law, including, without limitation, Ohio Revised Code ("O.R.C.") Chapter 1779 and O.R.C. Section 1775.41. Each Partner and each Transferee also acknowledges and agrees that the rights specified in this Agreement, including rights to distributions at the times specified in this Agreement, are in lieu of any right to receive the fair value of a Partnership Interest within a reasonable time following any withdrawal, as provided for in O.R.C. Section 1782.34.

                  17.4. Waiver of Right to Partition. Each Partner and each Transferee irrevocably waives any rights any such Person may have to maintain any action for partition with respect to the assets of the Partnership.

                  17.5. Notices. Whenever any party hereto or any other Person affected hereby desires or is required to provide any notice, demand, or request with respect to this Agreement, each such communication shall be in writing and shall be effective only if it is delivered by personal service (which shall include delivery by delivery service, express mail delivery service, telecopy, or telefax) or mailed, by United States certified mail, postage prepaid, and addressed as follows:

           If to the Partnership, to:            The Partnership Address
                                                 Attn:  General Partner

           If to any Partner, to:                The name and address of
                                                 such Partner on record
                                                 with the Partnership

           If to any other Person, to:            The name and address of
                                                  such Person on record
                                                  with the Partnership

Such communications, when personally delivered, shall be effective upon receipt, but, if sent by certified mail in the manner set forth above, shall be effective two (2) business days following deposit in the United States mail. Any party hereto, the Partnership, or any other Person entitled to notice hereunder may change its address for such communications by giving notice thereof to the Partnership in accordance with the requirements of this Section. Each Partner hereby waives any right of such Partner pursuant to O.R.C. Section 1782.16 to receive a copy of the filed Certificate of Limited Partnership or any amendment thereto.

                  17.6. Entire Agreement. This Agreement, together with the Exhibits attached hereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersede all prior written and all prior and contemporaneous oral agreements, understandings, inducements, and conditions, express or implied, among the parties with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

                  17.7. Successors and Assigns. This Agreement shall be binding upon each party hereto, and the respective proper successors and assigns of each such party, each of whom shall be entitled to enforce performance and observance of this Agreement, to the same extent, in the case of successors and assigns, as if they were parties hereto; provided, however, that no right or duty provided for herein shall be assigned or delegated by a party hereto except to the extent assignment or delegation is expressly authorized pursuant to the terms of this Agreement.

                  17.8. Cumulative Remedies. The remedies provided in this Agreement are cumulative, and not exclusive of any remedies provided by law or in equity. Upon the occurrence of any breach of the provisions of this Agreement, any Person with a right to seek a remedy for such breach may elect to exercise any one or more of such remedies, and such election shall not waive or cause any such Person to have elected not to subsequently exercise any other such remedies which may be available.

                  17.9. Specific Performance. Each party hereto or other Person entitled to enforce the terms of this Agreement, (a "Non-Defaulting Person") specifically acknowledges that a breach of this Agreement by any other party hereto or any other Person subject to the terms of this Agreement (a "Defaulting Person") will cause continuing and irreparable harm to the Non-Defaulting Person. Therefore, each Non-Defaulting Person with a right to enforce the terms of this Agreement, shall, in addition to any other rights or remedies available to it, at law or in equity, have the right to apply to a court of competent jurisdiction for an injunction to restrain the violation or continuing violation of this Agreement by such Defaulting Person.

                  17.10. Effect of Delay and Waivers. No delay or omission to exercise any right or power accruing prior to or upon any breach, omission, or failure of performance hereunder shall impair any such right or power, or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient. In order to entitle the parties hereto and other Persons with rights to enforce the provisions of this Agreement to exercise any remedy now or hereafter existing pursuant to this Agreement, at law or in equity, it shall not be necessary to give any notice, other than such notices as may be expressly required pursuant to the terms of this Agreement. In the event of any breach of any provision of this Agreement by a party hereto or any other Person subject to the terms of this Agreement, thereafter waived by another party hereto or other Person entitled to enforce the terms of this Agreement, such waiver shall be limited to the particular waiving party or other waiving Person and the particular breach in question and no other. No waiver or release of any term or provision of this Agreement shall be established by conduct, custom, or course of dealing, but solely by a document in writing duly authorized and executed by the applicable party or other Person.

                  17.11. Absence of Third Party Beneficiary Rights. No provision of this Agreement is intended or shall be construed to provide or create any third party beneficiary right or any other right of any kind in any client, customer, affiliate, insurer, lender, shareholder, partner, officer, director, employee, or agent of any party hereto, or in any other Person, unless specifically provided otherwise herein, and, except as so provided, all terms and provisions hereof shall be personal solely among the parties to this Agreement and their proper successors and assigns.

                  17.12. Severability. If any provision of this Agreement is ultimately determined to be invalid or unenforceable, such provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render the same valid and enforceable, and, in the event no such limiting construction is possible, such invalid or unenforceable provision shall be deemed severed from this Agreement without affecting the validity of any other term or provision hereof.

                  17.13. Time of the Essence. Time is of the essence in the performance of this Agreement.

                  17.14. Further Assurances. Each party hereto, and each other Person subjection to the terms of this Agreement, shall, from time to time following the date and during the term hereof cooperate fully with the Partnership, and will execute such additional instruments, documents, and agreements, and will give such further written assurances, as may reasonably be requested by the Partnership to carry out and fulfill all of the intents and purposes of this Agreement.

                  17.15. Governing Law. This Agreement shall be interpreted and construed in accordance with the laws of the state of Ohio.

                  IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

GENERAL PARTNERS:                           LIMITED PARTNERS:
THE ALBERT L. SCHWARZ
FAMILY TRUST

By:/s/ Albert L. Schwarz                     /s/ Albert L. Schwarz
   _____________________________             _______________________________
    Trustee                                  ALBERT L. SCHWARZ


                                             /s/ Mary C. Schwarz
                                             ______________________________
                                             MARY C. SCHWARZ
/s/ Juliana M. Spaeth
________________________________
Witness


/s/ Juliana M. Spaeth
________________________________
Witness

                                    EXHIBIT A

                                   DEFINITIONS

                  In addition to the words and phrases capitalized in the Agreement for which a definition is provided, the following words and phrases shall have the meanings assigned to them in this Exhibit A.

                  "Capital Account" means, with respect to any Partner or Transferee, the capital account maintained for that Partner or Transferee pursuant to ARTICLE V of this Agreement.

                  "Capital Contribution" means, with respect to any Partner or Transferee, the amount of money and the net fair market value of any property (other than money) contributed to the Partnership with respect to the Partnership Interest held by that Partner or Transferee.

                  "Code" means the Internal Revenue Code of 1986, as the same may be amended from time to time. "Regulations" means the regulations promulgated by the United State Department of Treasury under authority of the Code.

                  "Person" means any individual, partnership, corporation, trust, or other entity.

                  "Transferee" means a Person to whom a Limited Partner Interest has been transferred in a manner permitted pursuant to this Agreement, but who has not been admitted to the Partnership as a substitute Limited Partner.

                                                                       Exhibit B



                       THE ALBERT L. SCHWARZ FAMILY TRUST

         THIS AGREEMENT, entered into this 28th day of December, 1995, by and between ALBERT L. SCHWARZ, of Montgomery County, Ohio, hereinafter referred to as the "Grantor" and ALBERT L. SCHWARZ of Montgomery County, Ohio, hereinafter referred to as the "Trustee,"

                              W I T N E S S E T H:

         WHEREAS, it is the desire and intent of the Grantor to establish THE ALBERT L. SCHWARZ FAMILY TRUST for the uses and purposes hereinafter set forth.

         NOW THEREFORE, THE PARTIES HERETO AGREE that the trust estate described in Schedule "A" and succeeding schedules, together with any property hereafter assigned, transferred and delivered to the Trustee by the Grantor, or by any other person, or from any other source, including the Grantor's estate, and including the proceeds of insurance payable to the Trustee hereunder upon the death of the Grantor, shall be held and administered by the Trustee upon the following uses and trusts:

ARTICLE I. USES AND TRUSTS

         A. This trust shall be referred to as THE ALBERT L. SCHWARZ FAMILY TRUST. Any trust created by the division of this trust may be referred to by adding the name of the income beneficiary(ies).

         B. While the Grantor is living, the Grantor shall have the right at any time to withdraw, all or any part of the principal and/or net income of the trust estate for any purpose or reason whatsoever, even to the point of completely exhausting the trust estate. Such right of withdrawal shall be exercised in each case by the Grantor notifying the Trustee in writing to that effect, specifying the amounts or items which the Grantor desires to withdraw, and promptly thereafter the Trustee shall distribute all such amounts or items to the Grantor.

          In the event the Grantor is incapacitated, or is for any reason unable to exercise the privilege of withdrawal on the Grantor's own behalf, the Trustee is given the right, in the Trustee's sole and absolute discretion, to use and expend the principal and/or net income of the trust estate, or any part thereof, even to the exhaustion thereof, for the benefit of the Grantor, in the event his income is insufficient for his comfort, support, maintenance, education, health and happiness, and for the benefit of the Grantor's spouse and the Grantor's children in the event their income is insufficient for their support, maintenance, education and health, taking into consideration their accustomed standard of living and any other sources of income they may have to the knowledge of the Trustee. Any income not so expended shall be accumulated and added to the principal of the trust estate at such time or times as the Trustee, in the

Trustee's uncontrolled discretion, may determine. Payments of income and/or principal to or for the benefit of the Grantor's children shall not be taken into account in any later division of the principal among the Grantor's children or their issue.

         C. After the death of the Grantor, and if the Grantor's spouse survives the Grantor, the Trustee shall place in a separate trust (hereinafter sometimes referred to as the "Credit Shelter Trust"), the greater of (i) Seven Hundred and Fifty Thousand Dollars ($750,000) and (ii) a fraction of the trust estate, the numerator of which is a sum equal to the largest amount, if any, that can pass free of federal estate tax by reason of the so-called unified credit and the credit for state death taxes available to the Grantor's estate (provided that use of the latter credit does not increase the state death taxes actually payable by reason of the Grantor's death), reduced by the value (for federal estate tax purposes) of all other property included in the Grantor's gross estate for federal estate tax purposes which does not qualify for the federal estate tax marital or charitable deductions (whether passing under this Family Trust or otherwise), and by any charges to principal arising by reason of the Grantor's death that are not deducted in computing the Grantor's federal estate tax, and the denominator of which is the value of the trust estate. In making computations to determine the amount of this legacy, the values as finally determined for federal estate tax purposes shall control. Notwithstanding anything contained herein to the contrary, all property included in the Grantor's gross estate and held or directed to be held in this Family Trust which does not qualify for the federal estate tax marital deduction shall be allocated to the Credit Shelter Trust even if as a result thereof an amount of property in excess of the amount determined by this formula is allocated to the Credit Shelter Trust.

         If any property is received by the Trustee which is excluded from the Grantor's gross estate for federal estate tax purposes, such property shall be set aside as a Special Fund of the Credit Shelter Trust. None of the principal or income of such property shall be used to pay, or to assist the Grantor's executor in the payment of, any death taxes, expenses or other obligations of the Grantor's estate. Subject to these restrictions, the Special Fund shall be held, administered and distributed in the same manner as the Credit Shelter Trust. After all such death taxes, expenses and other obligations of the Grantor's estate have been paid, the Trustee is authorized to merge such Fund into the Credit Shelter Trust, as the Trustee deems advisable.

         If the Grantor's spouse survives or is deemed to survive the Grantor, the remaining fraction of the trust estate shall be held in a separate trust (hereinafter sometimes referred to as the "Marital Trust"). If the Grantor's spouse predeceases the Grantor, the Trustee shall allocate the entire trust estate, and any accrued income thereon, to the Credit Shelter Trust hereunder. Anything hereinabove contained to the contrary notwithstanding, the Grantor's spouse, if the Grantor's spouse survives the Grantor, may execute a qualified disclaimer applicable to some part or all of the residue of the trust estate hereinabove allocated to the Marital Trust by disclaiming all interest in such part or all of such amount otherwise allocable to the Marital Trust. In the event the Grantor's spouse is deemed to have survived the Grantor but is deceased, the personal representative of the Grantor's said spouse may execute such qualified disclaimer. Any amounts so disclaimed shall be allocated to the Credit Shelter Trust hereunder as if an original part thereof. The allocation to the Credit Shelter Trust may be either in cash or in kind and, to the extent made in kind, shall be valued at the fair market value of the assets at the time of allocation. The allocation shall carry with it, as income and not as principal, its proportionate share of all net income received during the administration of the Grantor's estate. United States Government Bonds eligible for redemption at par plus accrued interest in payment of federal estate tax shall be allocated to the Credit Shelter Trust to the extent that any federal estate tax is incurred by the Grantor's estate. For all purposes of this Family Trust, it shall be presumed that the Grantor's spouse survived the Grantor if there is no evidence of the order in which the Grantor and the Grantor's spouse shall have died, and, in the event that said spouse shall survive the Grantor for any period, the Trustee shall allocate that amount of the trust estate to the Credit Shelter Trust as is hereinabove described.

                                  MARITAL TRUST

         A. The Trustee shall distribute to the Grantor's spouse, the entire net income from the assets of the Marital Trust computed from the death of the Grantor not less often than in quarter-annual installments during the Grantor's spouse's lifetime. In addition thereto, the Grantor's said spouse shall have the right at any time to withdraw, all or any part of the principal of the Marital Trust for any purpose or reason whatsoever, even to the point of completely exhausting same. Such right of withdrawal shall be exercised in each case by the Grantor's spouse notifying the Trustee in writing to that effect, specifying the amounts or items which the Grantor's spouse desires to withdraw; and promptly thereafter the Trustee shall distribute all such amounts or items to the Grantor's spouse.

         In the event that the Grantor's spouse is incapacitated, or is for any reason unable to exercise the privilege of withdrawal on the Grantor's spouse's own behalf, the Trustee is given the right in the Trustee's sole and absolute discretion to use and expend the principal of the Marital Trust, even to the exhaustion thereof, for the benefit of the Grantor's spouse, in the event that said spouse's income is insufficient for said spouse's comfort, support, maintenance, education, health and happiness, taking into consideration said spouse's accustomed standard of living and any other income said spouse may have to the knowledge of the Trustee.

         B. Upon the death of the Grantor's spouse, the Trustee shall distribute the then remaining principal of the Marital Trust, and any accrued income thereon to such persons, associations or corporations, including the estate of the Grantor's spouse, or any charitable institution that the Grantor's spouse shall by Last Will and Testament appoint by specific reference to this provision. Further, the Grantor's spouse may appoint in such proportions and amounts and in such manner, outright or in trust or otherwise, as the Grantor's spouse may elect. The Trustee may rely upon any instrument admitted to probate in any jurisdiction as the Last Will of the Grantor's spouse. However, if the Trustee has no written notice of the existence of such a will within a period of three (3) months after the date of the spouse's death, the Trustee may presume that the Grantor's spouse died without having effectively exercised the general power of appointment herein conferred, and the Trustee shall not be liable to any person, association or corporation in acting in accordance with such presumption. In default of the effective exercise of the general power of appointment herein conferred, the then remaining principal of the Marital Trust, and any accrued income thereon shall be disposed of as follows:

      1. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, WILLIAM CRAFT, if he is then living, otherwise to his issue per stirpes.

      2. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, THOMAS CRAFT, if he is then living, otherwise to his issue per stirpes.

      3. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, ROBERT CRAFT, if he is then living. If the Grantor's brother-in-law is not then living, this bequest shall lapse and such amount shall be disposed of in accordance with the provisions of Paragraph 10 below.

      4. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, JACK CRAFT, if he is then living, otherwise to his issue per stirpes.

      5. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, JAMES CRAFT, if he is then living, otherwise to his issue per stirpes.

      6. The Trustee shall distribute $10,000 to the Grantor's sister-in-law, BETTY TURVY, if she is then living, otherwise to her issue per stirpes.

      7. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, CHARLES MUTH, if he is then living, otherwise to his issue per stirpes.

      8. The Trustee shall distribute $10,000 to the Grantor's brother-in-law, MICHAEL MUTH, if he is then living, otherwise to his issue per stirpes.

      9. The Trustee shall distribute $1,000 to each niece or nephew of the Grantor's spouse, then living, including adopted children or stepchildren of any brother, sister or half-brother of the Grantor's spouse. For purposes of this Paragraph 9, the Grantor's niece, MARIA CRAFT shall be deemed to have predeceased the Grantor.

      10. Any remaining principal of the Marital Trust and any accrued income thereon shall be disposed of as follows:

               a. Ten percent (10%) thereof shall be added to the Credit Shelter Trust and held and/or disposed of in accordance with the provisions of Paragraph D thereof.

               b. The remainder thereof shall be added to the Credit Shelter Trust and held and/or disposed of in accordance with the provisions of Paragraph C.

         C. No provision of this Family Trust shall be deemed to require or authorize the Trustee to make any charge to income or allocation of principal which would cause the Grantor's said spouse to receive, in any year, less than all the income under any applicable federal or state statute or rule of law defining income of such Marital Trust.

                              CREDIT SHELTER TRUST

         After the death of the Grantor, the assets of the Credit Shelter Trust shall be held and/or disposed of as follows:

         A. The Trustee shall distribute one third of the assets of the Credit Shelter Trust, in an amount not to exceed Two Hundred Fifty Thousand Dollars ($250,000) to each child of the Grantor then living. If a child of the Grantor is not then living, his share shall be held in trust for the benefit of the children (as a group) then living of such then deceased child of the Grantor in accordance with the provisions of Paragraph D below.

         B. In the event that all of the assets of the Credit Shelter Trust are not distributed in accordance with the provisions of Paragraph A above, until the death of the Grantor's spouse, the Trustee is authorized, in the Trustee's sole and absolute discretion, to use so much or all of the net income and/or principal of the Credit Shelter Trust as the Trustee deems advisable to or for the benefit of the Grantor's spouse and the Grantor's children for their support, maintenance, education and health, taking into consideration their accustomed standard of living and any other sources of income they may have to the knowledge of the Trustee.

Any net income not so distributed shall be accumulated and added to the principal of the Credit Shelter Trust at such time or times as the Trustee, in the Trustee's uncontrolled discretion, may determine. Payments of principal to or for the benefit of the Grantor's children shall not be taken into account in any later division of the principal among such persons. It is the Grantor's desire that the Trustee, prior to making any discretionary distributions authorized in the immediately preceding paragraph, consult with and consider the reasonably foreseeable needs of the Grantor's spouse.

         C. Upon the death of the Grantor's spouse or in the event the Grantor's spouse does not survive the Grantor, the Trustee shall divide the trust estate into as many equal shares as there are children of the Grantor then living and children (as a group) then living of each then deceased child of the Grantor. One of such equal shares shall be allocated to each child of the Grantor then living and each such share so allocated shall be distributed, free of trust, to each such child. One of such equal shares shall be allocated to the children (as a group) then living of each then deceased child of the Grantor, and each such share so allocated shall be held in a separate trust in accordance with the provisions of Paragraph D hereof.

         D. The assets directed to be held in a separate trust for the issue (as a group) of each deceased child of the Grantor shall be held and/or disposed of as follows:

            1. Until such time as there are no children of such deceased child of the Grantor under the age of twenty-two (22) years, the Trustee may pay to, or apply for the benefit of, any one or more of the children of such deceased child of the Grantor such amounts of the net income and/or principal of the trust as the Trustee, in the Trustee's uncontrolled discretion, may determine to be necessary or proper to provide for the support, maintenance, health and education of such persons, taking into consideration their accustomed standard of living and any other sources of income such persons may have to the knowledge of the Trustee. Any net income which is not paid to, or applied for the benefit of, such persons shall be added to the principal of the trust at such times as the Trustee, in the Trustee's uncontrolled discretion, may determine. Payments of income and/or principal to such deceased child's issue shall not be taken into account in any later division of the principal among such deceased child's issue.

            2. When there are no children of a deceased child of the Grantor under the age of twenty-two (22) years, the then remaining principal and undistributed income of the trust shall be divided into as many equal shares as there are children then living of such deceased child of the Grantor and each such share so allocated shall be held in a separate trust for such children in accordance with the provision of Paragraph E hereof.

         E. The separate trust for each child (hereinafter referred to as "grandchild") of a deceased child of the Grantor shall be held and/or distributed as follows:

            1. If at the time of the division of the trust estate as set forth above, such grandchild has attained the age of 30 years, the Trustee shall distribute to such grandchild his or her share absolutely freed and discharged of any and all trusts hereunder.

            2. If such grandchild has not reached the age of 30 years, the Trustee shall pay to such grandchild the net income from such grandchild's share of the trust estate in convenient installments and such principal from the trust estate as the Trustee deems necessary and proper to provide for such grandchild's support, maintenance, health and education, taking into consideration such grandchild's accustomed standard of living and any other sources of income such grandchild may have to the knowledge of the Trustee. When such grandchild attains the age of 30 years, the trust shall terminate as to such grandchild, and the Trustee shall pay over to such grandchild, all of the then remaining principal or such grandchild's share of the trust estate, and any accrued income thereon, absolutely freed and discharged of any and all trusts hereunder; provided, however, that when such grandchild attains the age of twenty-five (25) years, such grandchild shall have the right to withdraw one-third (1/3) of the then remaining principal of such grandchild's share of the trust estate as then constituted, upon making a written demand to the Trustee therefor; provided further, however, that when such grandchild attains the age of twenty-seven (27) years, such child shall have the right to withdraw one-half (1/2) of the then remaining principal of such grandchild's share of the trust estate as then constituted, upon making a written demand to the Trustee therefor.

            3. If such grandchild dies prior to complete distribution to such grandchild of all of the assets of the trust held for such grandchild's benefit, then on such grandchild's death the then remaining trust assets shall be held and/or disposed of as follows:

                     a. Such assets shall be held and/or distributed for the benefit of the then living children of such deceased grandchild in accordance with the provisions of Paragraph D hereof as though such children were children of a deceased child of the Grantor.

                     b. In default of such children, such assets shall be divided per stirpes among the other then living children of such deceased child of the Grantor and held and/or distributed in accordance with the provisions of Paragraph E hereof.

                     c. In default of any children of such deceased child of the Grantor, such assets shall be divided per stirpes among the Grantor's other then living issue and held and/or distributed in accordance with the provisions of Paragraph C hereof.

         F. After the death of the Grantor's spouse or in the event the Grantor's spouse does not survive the Grantor, the Trustee, in addition to the Trustee's other powers over the use of principal for the benefit of the Grantor's children or children of any then deceased child of the Grantor as hereinabove set forth, shall have the right to use further principal of such person's share for such person's benefit to aid such person in purchasing a home, in continuing education, including not only college, but post-graduate studies, to provide funds to enter a business or to set up a professional office. It is the Grantor's desire that the Trustee make reasonable inquiry into the business enterprise which such person may want to enter to see if there is a reasonable chance of success before granting the use of principal hereinabove set forth. Any amounts so distributed by the Trustee shall be included in the determination of a share for the benefit of the Grantor's children and the children of any then deceased child of the Grantor.

         G. If, upon the death of a beneficiary hereunder, a transfer of property from the trust held for the benefit of such beneficiary occurs which, but for this provision, would be subject to a generation-skipping transfer tax, then, if and to the extent that the net sum of such generation-skipping transfer tax and all other estate, inheritance and generation-skipping taxes payable by reason of the death of such beneficiary will be reduced hereby, and only to such extent, the Grantor hereby grants to such beneficiary a power to appoint such portion of the property transferred as will result in the maximum reduction in said net sum. The portion of which such power is hereby granted shall, upon the death of such beneficiary, be distributed to, or held for the benefit of, such person, or to the estate of such beneficiary, and in such amounts and proportions, for such estates and interests, and upon such terms, trusts, conditions and limitations as such beneficiary shall appoint by a will made after the Grantor's death, which will specifically refers to the power herein given to such beneficiary. The Trustee may rely upon any instrument admitted to probate in any jurisdiction as the Last Will of such beneficiary. However, if the Trustee has no written notice of the existence of such a will within a period of three (3) months after the date of such beneficiary's death, the Trustee may presume that such beneficiary died without effectively exercising the power of appointment conferred herein, and the Trustee shall not be liable to any person, association or corporation for acting in accordance with such presumption. If, or to the extent that, such beneficiary does not exercise such power to appoint by will at his death, such assets shall be held and/or disposed of in the same manner as is provided in this document for the disposition of the assets of such trust without reference to such power of appointment.

         H. At such time or in such event as this Family Trust makes no provision for the payment of the then remaining principal or the then remaining income of any trust established hereunder, such remaining principal and undistributed income, shall be held and/or disposed of as follows:

                  1. One-half (1/2) thereof to the persons who would take and in the proportions they would take from the Grantor's estate if the Grantor were then to die intestate the owner of such property, according to the laws of the State of Ohio then in force and effect.

                  2. One-half (1/2) thereof to the persons who would take and in the proportions they would take from the Grantor's spouse's estate if the Grantor's spouse were then to die intestate the owner of such property, according to the laws of the State of Ohio then in force and effect.

ARTICLE I: TERMS AND CONDITIONS

         A. Notwithstanding anything contained herein to the contrary, if a trust held hereunder would otherwise be partially exempt from generation-skipping transfer tax due to the intended allocation of a generation-skipping tax exemption to it in accordance with Section 2631 of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code"), then before such allocation and as of the relevant valuation date under Section 2642 of the Code with respect to such allocation, the Trustee, in the Trustee's uncontrolled discretion, may divide such trust into two separate trusts of equal or unequal value which shall be identical in all other respects to the original trust, so that the allocation of the generation-skipping transfer tax exemption can be made to one trust which will be entirely exempt from generation-skipping transfer tax. In addition, if any property which is held in, or is to be added or allocated to, a trust created hereunder is subject to different treatment for any reason for the purposes of the generation-skipping transfer tax under Chapter 13 of the Code from other property being held in that trust, then the Trustee, in the Trustee's uncontrolled discretion, may instead hold such property in a separate trust from the trust to which the property would otherwise have been added or allocated, which separate trust shall be identical in all other respects to the original trust.

         If a trust hereunder has been divided into two separate trusts, one being exempt from generation-skipping transfer tax and the other being not exempt from generation-skipping transfer tax, all discretionary income and principal payments and all mandatory principal payments, including property paid pursuant to an inter- vivos power of appointment, to or for a beneficiary other than a "Skip Person" (as defined in Section 2613 of the Code) shall first be charged against and paid from the non-exempt trust from which such payment could be made, and all such payments to or for a "Skip Person" shall first be charged against and paid from the exempt trust from which such payment could be made, to the extent, in each case, that assets are reasonably available for such payments.

         B. The Trustee may, in the Trustee's sole discretion, make any distributions provided herein for such beneficiary to such beneficiary or to any person, firm or corporation for the benefit of such beneficiary, whether or not such person shall be the guardian of such beneficiary, or to a custodian for such beneficiary under the Ohio Transfers to Minors Act or other similar Act. The receipt of any such one to whom such distribution is made hereunder shall be a complete release and acquittance to the Trustee as to such distribution.

         C. Except with respect to the Grantor's said spouse's interest in the Marital Trust, notwithstanding anything in this Family Trust to the contrary, all or any part of the income or principal payable hereunder to any person who in the opinion of the Trustee is incapacitated through illness or other cause, other than minority, either may, until the termination of such incapacity or until the death of such beneficiary, be retained by the Trustee or from time to time may be distributed, according to the Trustee's uncontrolled discretion, to or for the benefit of such beneficiary and said beneficiary's dependents, if any. Any such distribution may be made at such time and in such manner as the Trustee deems advisable to such beneficiary or to any person, firm or corporation for the benefit of such beneficiary. Any net income which is not paid to, or applied for the benefit of, such beneficiary and/or such beneficiary's dependents shall be added to the principal of the trust from which interest was derived at such time or times as the Trustee, in the Trustee's uncontrolled discretion, may determine. On the death of such incapacitated beneficiary, the Trustee shall distribute the principal and any accumulated income therefrom then remaining in the Trustee's hands to the persons entitled thereto, or shall hold and administer the same for the persons entitled to the benefit thereof, under the provisions of this Family Trust relating to the disposition of such property upon the death of such beneficiary (a) as if such beneficiary's death had occurred at an age or time prior to that specified in this Family Trust for outright distribution of such assets to such beneficiary, or (b) if such trust had other income beneficiaries and has terminated prior to such death with respect to such other beneficiaries, as if such other beneficiaries had then received the shares of the trust assets allotted to them under the terms of this Family Trust upon the termination of the trust, so that such other beneficiaries do not receive any of such deceased beneficiary's share of the trust assets unless they are otherwise specified in this Family Trust as the ones entitled thereto upon the death of such deceased beneficiary. At such time prior to such beneficiary's death as such beneficiary, in the opinion of the Trustee, is no longer incapacitated, the Trustee shall hold and/or dispose of such property and any accumulated income therefrom then remaining in the Trustee's hands in accordance with the provisions of this Family Trust other than this Paragraph C.

         D. The Trustee shall be protected in continuing to make distributions of income or principal hereunder until the Trustee shall have actual knowledge of the happening of any event which would affect such distribution.

         E. No distribution from any trust created hereunder shall discharge or satisfy, in whole or in part, any obligation of support which any person may have with regard to the person to whom such distribution is made.

         F. Except with respect to the Grantor's said spouse's interest in the Marital Trust, the interest of each beneficiary held hereunder, shall not, prior to distribution of principal or income by the Trustee to such beneficiary, be subject to sale, assignment, pledge, encumbrance or alienation in any manner unless the Trustee first shall have consented thereto in writing, nor be resorted to, appropriated or seized in any proceeding at law, in equity, or in any other manner whatsoever. Should any beneficiary alienate, charge, dispose of or encumber such beneficiary's interest in any trust hereunder, either the income or principal thereof, without first having obtained the consent of the Trustee in writing, before the same shall have been delivered to such beneficiary under the provisions of this Family Trust, or should any creditor of any beneficiary of any of the trusts created hereunder, attempt to seize any assets in the hands of the Trustee held for such beneficiary, and thereby deprive such beneficiary of the enjoyment thereof, the trust as to the beneficiary whose interest may be so affected shall thereupon cease and determine, and shall thereafter during the remainder of the life of said beneficiary be held and distributed by the Trustee, according to the Trustee's absolute discretion, to said beneficiary and said beneficiary's dependents, if any. Upon the death of any such former beneficiary whose interest has been affected pursuant to the terms of this Paragraph F, the Trustee shall distribute the principal and any accumulated income therefrom then remaining in the Trustee's hands to the persons entitled thereto, or shall hold and administer the same for the persons entitled to the benefit thereof, under the provisions of this Family Trust relating to the disposition of such property upon the death of such beneficiary (a) as if such beneficiary's death had occurred at an age or time prior to that specified in this Family Trust for outright distribution of such assets to such beneficiary, or (b) if such trust had other income beneficiaries and has terminated prior to such death with respect to such other beneficiaries, as if such other beneficiaries had then received the shares of the trust assets allotted to them under the terms of this Family Trust upon the termination of the trust, so that such other beneficiaries do not receive any of such deceased beneficiary's share of the trust assets unless they are otherwise specified in this Family Trust as the ones entitled thereto upon the death of such beneficiary.

         G. Nothing contained in this Family Trust shall be construed as postponing the distribution of a trust beyond the period of twenty (20) years and eleven (11) months after the death of the survivor of the following persons living at the time of the Grantor's death:


                           the Grantor's spouse;
                           the Grantor's issue;

and in case such trust shall not be completely distributed or distributable prior to the expiration of such period, all of the income and principal thereof shall be distributed to those beneficiaries specified in this Family Trust for whose primary benefit such trust is then being held by the Trustee (or for whose benefit it would be held if no act proscribed by Paragraph F had occurred), and in the proportions then held or, if such trust is then being held for the benefit of the issue of a deceased person, per stirpes to such issue of such deceased person.

ARTICLE III: POWERS OF THE TRUSTEE

         In extension and not in limitation of powers given to the Trustee by law or other provisions of this Family Trust, the Trustee of each trust established hereunder shall have the following powers with respect to such trust, in each case to be exercised from time to time in the Trustee's discretion and without order or approval of court:

         A. Each of the trusts which may be created hereunder shall constitute a separate trust, and each trust so created shall be administered and accounted for separately.

         B. In any case in which the Trustee is required physically to divide property held by the Trustee into parts or to distribute it, the Trustee may, in the Trustee's sole and absolute discretion, make such division or distribution in kind or in money, or partly in kind and partly in money, and to that end may allot specific property, real or personal, or an undivided interest or interests therein, to such part or parts.

         C. The Trustee shall have full power to collect and receive the rents, issues and profits thereof, to control, maintain, repair, lease for any period irrespective of the duration of the trust, rent, exchange, sell, manage, hold and control, lend, invest and reinvest the assets of the trusts, to make contracts concerning the purchase of the assets of the trusts, and to grant options for the purchase thereof in connection with leases thereof and otherwise, in such manner, for such considerations, and upon such terms as the Trustee deems best, irrespective of any statutes, rules or practices of courts now or hereafter in force limiting the investments of trustees, with full power to convert realty into personalty and personalty into realty and to execute and deliver proper instruments of conveyance and transfer, including, but not limited to, investment of trust assets in securities of any open-end or close-end management type investment company or investment trust registered under the Investment Company Act of 1940, as amended, which would be regarded by prudent businessmen as a safe investment. The fact that the a corporate Trustee, any affiliate of a corporate Trustee is providing such services and receiving remuneration from the foregoing investment company or trust as investment advisor, custodian, transfer agent, registrar, or otherwise shall not preclude the Trustee from investing in the securities of such investment company or investment trust. In addition thereto, the Trustee shall have full power to invest and reinvest or otherwise deposit trust assets in savings accounts, time deposit accounts, certificates of deposit, money market funds, or other evidences of deposit issued by a corporate Trustee and/or any other national bank, savings and loan institution, state member bank, or other depository institution which now or in the future is an affiliate or subsidiary of a corporate Trustee.

         D. The Trustee shall have full power to borrow money upon such terms and conditions, at any time or times, and for such purposes of the trusts as the Trustee may deem best. For sums so borrowed, the Trustee may issue promissory notes as Trustee and secure the payment thereof by mortgaging or pledging any part or all of the assets of the trusts.

         E. The Trustee shall have full power to compound, compromise, settle and adjust any and all claims and demands in favor of or against the trusts upon such terms as the Trustee deems best.

         F. The Trustee shall have full power, upon such terms and conditions as the Trustee may deem best, to hold any stocks, bonds or other securities, in its own name, the name of another, or the name of an appointed nominee with or without disclosing the fiduciary ownership thereof; to vote in person or by proxy any stocks, bonds or other securities held by the Trustee; to exercise any options appurtenant thereto for the conversion thereof into other stocks, bonds or securities; to exercise any rights to subscribe for or purchase additional stocks, bonds or other securities; to exercise any rights to subscribe for or purchase additional stocks, bonds or other securities, and to make all necessary payments therefor; to join in recapitalization, consolidation, liquidation, sale or merger of corporations or other properties in which the Trustee may be interested as Trustee and to consent in writing to any corporate action.

         G. The Trustee shall allocate gains, losses, and expenses between principal and income and shall determine all questions of allocation between principal and income as the Trustee may deem equitable and in accordance with reasonable trust accounting principles. In addition, the Trustee may provide for a reasonable depreciation charge against income in the case of trust assets which are subject to depreciation. It is the Grantor's express intention that, with respect to the Marital Trust, the Trustee shall make such allocations and provisions for depreciation in such manner that the Grantor's spouse shall not be deprived of that beneficial enjoyment of the assets thereof required by the federal estate tax laws.

         H. The Trustee is not required to follow the provisions of the so-called Ohio Principal and Income Act to the extent the Trustee determines, in the Trustee's uncontrolled discretion, that said provisions are not equitable to the beneficiaries hereunder.

         I. The Trustee is authorized and empowered to employ such agents, attorneys-in-fact, experts, investment counsel, legal counsel, custodians of trust assets, and brokers as the Trustee deems advisable, and to delegate discretionary powers to and rely upon information or advice furnished by such persons.

         J. The Trustee is authorized and empowered to execute and deliver all instruments and to perform all acts that may be necessary or convenient in the proper administration of these trusts.

         K. The Trustee hereunder may retain all or any part of the assets of any trust created hereunder in the form in which such property may be at the time of the Grantor's death, or at the time of the acquisition thereof by the Trustee, including stock in the corporation of the Trustee or its successors, so long as the Trustee may deem advisable, whether or not such property is nonproductive, unsecured, nondiversified or of a wasting nature, and notwithstanding that such property may be stock of a corporate Trustee, or may not represent valid investments by a fiduciary under the laws of the State of Ohio, without liability for depreciation or diminution or failure of appreciation in value; provided, however, that with respect to the Marital Trust, the Grantor's spouse shall have the authority to require the Trustee to make any nonproductive property productive or convert such property within a reasonable time.

         L. No purchaser from nor lender to the Trustee need see to the application of the purchase or loan money to the purposes of the trusts, and the receipt of the Trustee shall be a complete discharge to any such person.

         M. The Trustee shall keep full books of account showing the condition of the trusts, which shall be open at all reasonable times to the inspection of any beneficiary of the trusts.

         N. The Trustee is authorized to improve or develop real estate, to construct, alter, repair, or demolish buildings or other structures; to settle boundary lines and other rights with respect to real estate; to partition and to join with co-owners and others in dealing with real estate in any way; to grant easements; to insure, vacate, subdivide, or dedicate such property; to set up reserves out of income for taxes and assessments and for the repair and general upkeep of buildings and structures; and to foreclose, extend, assign, release and discharge mortgages, wholly or partially.

         O. The Trustee may exercise, in such manner and to such extent as the Trustee shall deem advisable, any elections or choices available under the federal or state tax laws, even though such action may be advantageous to one or more of the beneficiaries hereunder and disadvantageous to other beneficiaries. The Trustee shall have no duty to make any adjustments in the Trustee's accounts for the benefit of any beneficiary adversely affected by any such election.

         P. The Trustee is authorized to continue the operation of any business that the Grantor may own at the time of the Grantor's death for such period as the Trustee deems wise, with full power to operate in the Grantor's name, in the name of the Grantor's estate or the trusts, or under any trade name that the Grantor has used, and in connection therewith to employ and compensate a manager and such other persons as the Trustee deems wise. The Trustee may take such actions without liability for any losses incurred or for any depreciation in the value of any of the assets used. The Trustee may liquidate such business or sell the same as a going business.

         Q. The Trustee is authorized to organize or join with others in the organization of corporations to receive title to assets of the trusts, to carry on a business, or for any other purpose and may hold or dispose of stock which the Trustee acquires in such corporations.

         The Trustee shall also have the following powers with respect to each trust other than the Marital Trust, in each case to be exercised from time to time in the Trustee's discretion and without order or approval of court:

         R. Notwithstanding the provisions of subparagraph A of this Article III, all of the assets in such trusts may be held collectively, with no physical division thereof, until such time as distribution is actually made by the Trustee.

         S. The Trustee may hold, acquire, purchase and dispose of or otherwise deal with in any manner which the Trustee, in the Trustee's uncontrolled discretion, deems proper, life insurance, annuities and other forms of insurance on the life of any beneficiary hereunder or upon the lives of others for the benefit of any such beneficiary. The Trustee shall have full power and authority to exercise at any time or times any and all rights, benefits and privileges which an individual having absolute title and ownership of said policies might exercise.

         The Grantor further directs that:

         T. Wherever discretion or authority is granted to the Trustee hereunder or by law, the determination made by the Trustee, in the absence of abuse of discretion, shall be binding upon all parties interested in the trusts.

         U. Except for the wrongful acts of any nominee selected by the Trustee pursuant to Paragraph I of this Article III, the Trustee shall not be held responsible for any loss sustained by the trusts through any error of judgment or through the exercise of any discretion granted to the Trustee under this Family Trust or by law, except only for the Trustee's willful misconduct or breach of good faith. The Trustee hereunder shall not be personally liable on any contract or indebtedness of or claim against said trusts, or upon a mortgage, trust deed, note, or other instrument executed under the provisions hereof.

         V. It is the Grantor's intention that the Marital Trust shall qualify for the federal estate tax marital deduction and that the Credit Shelter Trust utilize to the extent provided herein the federal estate tax unified credit and state death tax credit (and any other similar credits, exclusions, exemptions or tax-free allowances under future estate tax laws). The Grantor therefore directs that all provisions hereof be construed and administered to effectuate such intention and that the powers and discretions of the Trustee be not exercised or exercisable with respect to the property in such trusts except in a manner consistent with such intention.

         W. If, on the death of any beneficiary of a trust created hereunder, there shall be insufficient assets in such beneficiary's estate to pay his funeral and burial expenses (including the costs of a suitable marker for his grave) and/or expenses of such beneficiary's last illness, then the Trustee may, in the Trustee's uncontrolled discretion, pay any or all such charges from the assets of the trust held for such beneficiary unless such beneficiary has directed otherwise by the exercise of a power of appointment.

         X. The Trustee may, in the Trustee's sole discretion, purchase securities or other assets from the Grantor's estate and from the estate of the Grantor's spouse, at such prices and upon such terms as the Trustee may deem fair and advisable, with the same retention powers as provided in Paragraph K of this Article III. The Trustee may lend or advance to the Grantor's estate and the estate of the Grantor's said spouse such portions of the principal of the trusts as the Trustee, in the Trustee's uncontrolled discretion, shall deem advisable, and such loans or advances may be made upon such terms and conditions as shall be agreed upon between the Trustee and the legal representative of such estate.

         Y. If at the time of the Grantor's death, the Trustee holds as part of the trust estate any United States Treasury obligations which are redeemable at par in payment of federal estate taxes, but which are selling at less than par value, then, notwithstanding anything contained herein or in the Grantor's will to the contrary, the Trustee shall use such obligations to pay in full, or insofar as possible, all federal estate taxes, including interest and penalties, if any, due by reason of the Grantor's death. In addition, if the Grantor's executor makes written demand upon the Trustee therefor, the Grantor directs the Trustee to distribute to the Grantor's executor out of the income and/or principal of the trust estate (other than from the Marital Trust and other than from any assets which are not otherwise includable in the Grantor's gross estate for federal or state estate or inheritance tax purposes unless paid or payable by the Trustee to or on behalf of the Grantor's estate), an amount necessary to pay any part or all of any bequests under the Grantor's will, any funeral expenses, the debts, charges and expenses in connection with the administration of the Grantor's estate, and any part or all of the estate, inheritance, and transfer taxes which may be assessed by reason of the Grantor's death, including any interest and penalties thereon, whether or not such taxes are attributable to the assets held in trust hereunder.

ARTICLE IV: POWER TO DEAL WITH ENVIRONMENTAL HAZARDS

         A. The Trustee shall have the power to use and expend the trust income and principal to (i) conduct environmental assessments, audits, and site monitoring to determine compliance with any environmental law or regulation thereunder; (ii) take all appropriate remedial action to contain, cleanup or remove any environmental hazard including a spill, release, discharge or contamination, either on its own accord or in response to an actual or threatened violation of any environmental law or regulation thereunder; (iii) institute legal proceedings concerning environmental hazards or contest or settle legal proceedings brought by any local, state, or federal agency concerned with environmental compliance, or by a private litigant; (iv) comply with any local, state or federal agency order or court order directing an assessment, abatement or cleanup of any environmental hazards; and (v) employ agents, consultants and legal counsel to assist or perform the above undertakings or actions. Any expenses incurred by the Trustee under this paragraph may be charged against income or principal as the Trustee shall determine.

         B. The Trustee may disclaim, in whole or in part, any interests in property for any reason, including but not limited to a concern that such property could cause potential liability under any federal, state, or local environmental law.

         C. The Trustee may receive any property, real or personal, to be added to the Trust from Grantor in any event (and if Trustee consents in writing, from any other person) by lifetime or testamentary transfer or otherwise; provided, however, that the Trustee, in its sole discretion, may require, as a prerequisite to accepting property, that the donating party provide evidence satisfactory to the Trustee that (i) the property is not contaminated by any hazardous or toxic materials or substances; and (ii) the property is not being used and has never been used for any activities directly or indirectly involving the generation, use, treatment, storage, disposal, release, or discharge of any hazardous or toxic materials or substances.

         D. The Trustee shall not be liable for any loss or depreciation in value sustained by the Trust as a result of the Trustee retaining any property upon which there is later discovered to be hazardous materials or substances requiring remedial action pursuant to any federal, state, or local environmental law, unless the Trustee contributed to the loss or depreciation in value through willful default, willful misconduct, or gross negligence.

         E. Notwithstanding any contrary provision of this Family Trust, the Trustee may withhold a distribution to a beneficiary until receiving from the beneficiary an indemnification agreement in which the beneficiary agrees to indemnify the Trustee against any claims filed against the Trustee as "owner" or

"operator" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as from time to time amended, or any regulation thereunder.

ARTICLE V: APPOINTMENT AND DISCHARGE OF THE TRUSTEE

         A. The Grantor names as Trustee of the trusts created hereunder ALBERT
L. SCHWARZ. If ALBERT L. SCHWARZ dies or declines, ceases or is unable to serve as Trustee, the Grantor names as successor Trustee to fill such vacancy or any vacancy that may thereafter occur the first, in the order named, who is able and willing to serve of the following:

         MARY C. SCHWARZ, of Montgomery County, Ohio;
         DOUGLAS A. SCHWARZ, of Hamilton County, Ohio.

         B. The Trustee shall have the right to resign at any time as Trustee of any trust created hereunder by delivery of written notice of such resignation not less than sixty (60) days prior to the effective date thereof to the Grantor's spouse, if living, or to each of the then current income beneficiaries of such trust, or to the legal natural guardian, or other legal representative, of any such beneficiary who is a minor or who is incompetent. In the event that the Trustee resigns as Trustee of the trusts created hereunder and the Grantor has not appointed a successor Trustee, the Grantor, if living, otherwise the Grantor's spouse if living, otherwise the majority of the then adult beneficiaries, shall have the right to appoint a successor-trustee; provided, however, that any successor-trustee shall be a bank or trust company.

         C. In the event that any corporate Trustee shall at any time be merged with, consolidated with, operated under joint agreement with, or sold or transferred to any other corporation, association, subsidiary or trust company, or reorganized into a new corporation, association, subsidiary or trust company, such corporation, association, subsidiary or trust company succeeding to the fiduciary powers and services of the Trustee shall, without any further act on the part of the parties hereto, be substituted in the place and stead of such corporate Trustee as fiduciary hereunder.

         D. After the death of the Grantor, the Grantor's spouse may remove the corporate Trustee, or any successor corporate Trustee, as corporate Trustee of the trusts herein. Upon such removal, the Grantor's said spouse shall designate another corporate Trustee to serve as successor corporate Trustee. The removal of the corporate Trustee shall be accomplished by the delivery of an instrument in writing to the corporate Trustee, giving notice of such removal, together with the delivery of an instrument in writing acknowledging the acceptance of the appointment of a successor corporate Trustee. The successor corporate Trustee shall always be a bank or trust company.

         E. The successor Trustee(s) named herein shall have all the powers, duties, authority, immunity and discretion herein and by law granted to the Trustee originally named. The Grantor directs that no bond be required of the Trustee and successor Trustee(s) named herein. The Trustee and successor individual Trustee named herein may receive reasonable compensation for their services hereunder. Any corporate Trustee shall receive compensation for its ordinary services hereunder at the rates prescribed for similar trust services in its standard compensation schedule last adopted prior to each charging of such compensation.

         F. If the Trustee (other than the Grantor's spouse) determines that continuation of any trust being administered under this Family Trust is contrary to the best interest of the beneficiaries thereof by reason of (1) changes in legislation, (2) unforeseen changes in circumstances, or (3) because the value of a trust's assets are at such a level that, in the sole discretion of the Trustee, the continued administration thereof would be financially burdensome, then the Trustee, in the Trustee's sole discretion, may terminate such trust and distribute the principal thereof, and any income accumulated therein, to the person or persons then entitled to receive the income therefrom.

         G. After the death of the Grantor, the Trustee shall each year account for the Trustee's administration of principal and income hereunder as follows:
(1) during the life of the Grantor's said spouse, said annual accounting shall be delivered to the Grantor's said spouse, and (2) after the death of the Grantor's said spouse, said annual accounting shall be delivered to each of the beneficiaries eligible to receive benefits hereunder during the period covered by the accounting. The Trustee shall also account for any term not previously accounted for to each of the eligible beneficiaries at the termination of a trust or upon the Trustee's resignation.

ARTICLE VI: GRANTOR'S RIGHTS

         A. The Grantor reserves the right during the Grantor's lifetime, so long as the Grantor is competent to act in the matter, and without the consent of the Trustee, to revoke, alter or amend this Family Trust, in whole or in part, by serving the Trustee with thirty (30) days written notice, except that the duties and liabilities of the Trustee shall not be substantially increased without the written consent of the Trustee. No revocation hereunder whereby the Trustee ceases to be the beneficiary of some or all of any insurance policies held hereunder shall be effective until such change of beneficiary shall have been completed in the manner and to the extent required by the companies issuing such policies.

         B. The Trustee shall have power to execute, or join with the Grantor in the execution of, such instrument or instruments, including assignments, as the Trustee may deem necessary, advisable or proper to enable the Grantor to exercise, or to facilitate the Grantor's exercise of, any of the rights reserved to the Grantor under this Family Trust. The foregoing provision giving the Trustee power to execute, or join with the Grantor in the execution of, instruments shall apply even though the same may be for the benefit of, or in favor of, the Trustee.

         C. The Grantor reserves the right, for the Grantor and for any and all other persons, to add other personal and/or real property to the trusts herein created, and to place the same within the operation of all of the terms and conditions of this Family Trust by delivering, conveying, transferring, devising or bequeathing the same to the Trustee; provided, however that such right may be exercised with regard to inter vivos gifts only with the consent of the Trustee. The execution of this Family Trust by the Trustee shall constitute the Trustee's agreement to administer all property so received by the Trustee in trust in accordance with such terms and conditions.

ARTICLE VII: INSURANCE PROVISIONS

         A. All benefits, privileges and options accruing or available under any said insurance policies prior to the death of the Grantor, including any right reserved in any of said policies to the Grantor to change the beneficiary thereunder, to convert the said policies into other forms of policies, to borrow in accordance with the terms of said policies, to pledge, hypothecate, sell or assign the same or any of them, and to receive and collect all dividends and other payments and the proceeds of maturing policies shall be for the sole benefit of the Grantor and shall not be subject to this Family Trust. If the Grantor changes the beneficiary under any of said policies, or surrenders any such policy for its cash surrender value, such act shall have the effect of revoking this Family Trust with respect to the policy or policies so changed or surrendered.

         B. It is also expressly understood and agreed that any and all of the policies deposited under the terms of this Family Trust may be assigned by the Grantor for the purpose of obtaining a loan on said policies and that, upon the Grantor's request, the Trustee, as beneficiary named in any or all policies deposited hereunder, may join in such assignment to any individual, partnership, corporation or association, and in so doing shall not by reason of such joinder, in any way be or become liable to any person interested hereunder.

         C. Upon receipt of written request from the Grantor, the Trustee shall be bound to deliver to the Grantor any policies in the Trustee's possession and to reassign to the Grantor any policies theretofore assigned to the Trustee.

         D. The Grantor shall have the right to include within this Family Trust other life and/or accident insurance policies in addition to any described in Schedule "A" attached hereto.

         E. The payments of any insurance company of the proceeds of any policy of insurance to the Trustee shall be a full discharge of said insurance company on account of such policy, and such insurance company shall in no way be responsible for the proper discharge of this Family Trust or any part thereof.

         F. The Trustee shall be responsible for the proceeds of the policies only as, if and when paid to the Trustee, and the Trustee shall not be liable to anyone if for any reason the policies, or any of them, shall lapse or shall otherwise be uncollectible. Except at the Trustee's own option, the Trustee shall not enter into or maintain any litigation to enforce payment of the policies, or any of them, until the Trustee shall have been indemnified to the Trustee's satisfaction against all expenses and liabilities to which the Trustee may, in the Trustee's judgment, be subject by such action on the Trustee's part, but the Trustee may utilize the proceeds of any policy to meet expenses incurred in connection with enforcing payment of any other policy.

ARTICLE VIII: GOVERNING LAW

         This Family Trust shall be considered an Ohio trust and all questions pertaining to its validity, construction and administration shall be determined in accordance with the laws of that State.

ARTICLE IX: SURVIVORSHIP

         The Grantor hereby declares that, in determining whether the Grantor's spouse, survives the Grantor, if the order in which their deaths occur cannot be established by proof, the Grantor's said spouse shall be deemed to have survived the Grantor for all the purposes of this Family Trust. Furthermore, if the Grantor's said spouse survives the Grantor, legacies hereunder to the Grantor's said spouse or for the Grantor's said spouse's benefit shall not fail on account of the operation of Ohio Revised Code Section 2105.21 or on account of the operation of any other rule or law treating the Grantor's said spouse who survives the Grantor as though the Grantor's said spouse had predeceased the Grantor.

         IN WITNESS WHEREOF, the Grantor has hereunto set his hand and ALBERT L. SCHWARZ, to evidence the Trustee's acceptance of the trusts herein expressed has set his hand to this Family Trust at Dayton, Ohio, as of the day and year first above written.

WITNESS:



/s/ Juliana M. Spaeth                     /s/ Albert L. Schwarz
________________________                  __________________________________
                                          ALBERT L. SCHWARZ, Grantor


WITNESS:


/s/ Juliana M. Spaeth                     /s/ Albert L. Schwarz
________________________                  __________________________________
                                          ALBERT L. SCHWARZ, Trustee



STATE OF OHIO            )
                         ) SS:
COUNTY OF MONTGOMERY     )



         Before me, a Notary Public in and for said County and State, personally appeared the above named ALBERT L. SCHWARZ, who acknowledged that he did sign the foregoing instrument and that the same is his voluntary act and deed. I further attest that ALBERT L. SCHWARZ appears to be of sound mind and not under duress, fraud, or undue influence.

         IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal at Dayton, Ohio this 28th day of December, 1995.




                                          /s/ Juliana M. Spaeth
                                          ____________________________________
                                          Notary Public

This instrument was prepared by:

JULIANA M. SPAETH, ESQ.
Sebaly, Shillito & Dyer
A Legal Professional Association
1300 Courthouse Plaza, N.E.
P.O. Box 220
Dayton, Ohio 45402-0220
(513) 222-2500



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